BITAL
BANCO INTERNACIONAL
SOCIEDAD ANONIMA
NEW YORK AGENCY
437 MADISON AVENUE
NEW YORK, N.Y. 10022
212-758-2660

02015733

RECEIVED
MAR 05 2002
365

SUPPL

February 21, 2002

United States Securities
and Exchange Commission
Office of International Corporate Finance
450 5th Street
Washington, DC 20549

Re: **File No. 82-3548 – Exemption Pursuant to Rule 12g3-2(b)**
Grupo Financiero Bital, S.A. de C.V.

Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of our 2001 Fourth Quarter Results Summary for your records.

Should you have any questions, or require any additional information, please do not hesitate to contact us.

Sincerely,

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Alejandro Garabedian
Vice President

AG:dmm

Enclosure

BITAL

GRUPO FINANCIERO BITAL

2001 FOURTH QUARTER RESULTS SUMMARY

Mexico D.F. January 31, 2002

The information contained in this report is presented on a consolidated basis in accordance with the National Banking and Securities Commission (CNBV), governing financial institutions and other regulated companies. Figures in this report appear in Constant Pesos as of December 31, 2001. Growth as reported is in real terms.

- Grupo Financiero Bital registered a consolidated net profit of MXP 489.3 million, which is 15.5% higher than the previous year. Without taking into consideration extraordinary income from the sale of Afore Bital in 2000, the group's profit is 52.1% higher than the one registered that year.
- BITAL/ Banco Internacional registered at year-end an accumulated net income of MXP 400.9 million, 27.4% higher than that generated in the year 2000 before extraordinary items, which amounted to MXP 314.8 million.
    - Net operating profit before reserves amounted to MXP 4,248.6 million, a 32.3% growth over the previous year.
    - The growth in operating income resulted from a 9.9% decline in expenses, an 8.0% increase in revenues from Commissions and Fees and an 86.7% increase in Brokerage Fees, offsetting the decline of 10.5% in the Financial Margin and the creation of higher loan loss provisions.
    - During the year, loan loss provisions in the amount of MXP 3,211.7 were created. Included in this amount are provisions under the FOBAPROA cash-flow scheme. The loan loss coverage ratio was increased to 118.8%.
    - During the last twelve months Core deposits increased by MXP 13,671 million or 13.9%. The Bank's market share improved by 1.5%, achieving more than a 12% market share. This allowed Bital to continue with the lowest cost of funding in the Mexican market.
    - Bital maintained the position of leading lender to the agricultural sector with FIRA resources and automobile loans. At the same time, consumer loans increased to a level of approximately 15% of the market.
- The Capital Adequacy ratio including credit and market risk increased to 13.13%.
- On December 7, Bital and IPAB signed an agreement regarding the Banco del Atlantico merger. During the first quarter of this year Banco del Atlantico will be integrated to Bital.

Group Holding Company

In accordance with CNBV guidelines, Grupo Financiero Bital consolidates the results of Banco Internacional (BITAL), Casa de Bolsa, Almacenadora Bital and Servicios Corporativos Prime.

Fianzas México Bital and Seguros Bital continue to appear in the Group's financial statements under the equity participation accounting method, since the accounting methodology of these

subsidiaries differ from those used by the other companies, primarily with regards to deferred taxes and inflationary accounting for the monetary position and results.

The general accounting principles as specified by the CNBV have been utilized within this report and are consistent with those utilized in the previous quarter financial reports.

Grupo Financiero Bital registered a consolidated net profit of MXP 489.3 million, which is 15.5% higher than that obtained the previous year. Without taking into consideration extraordinary items from the sale of Afore Bital in 2000, the group's profit is 52.1% higher than the one obtained in 2000. This growth was achieved due to the positive results of Banco Internacional.

GRUPO FINANCIERO BITAL – NET INCOME

December 31, 2001, Pesos

	For the Quarter			*Growth*		*Last Twelve Months*		
	2000 Dec. 31	*2001 Sep. 30*	***2001 Dec. 31***	*vs. Prev Quarter*	*vs. Prev Year*	*2000 Dec. 31*	*2001 Dec. 31*	*vs. Prev Year*
Stockholders' equity (Millions of MXP)	8,339.8	8,362.9	**8,452.8**	1.1%	1.4%			
Minus: Convertible subordinated debt	2,645.0	2,535.9	**2,484.6**	-2.0%	-6.1%			
Minus: Minority interest	91.3	88.7	**91.1**	2.6%	-0.2%			
	5,603.6	5,738.3	**5,877.2**	2.4%	4.9%			
Book value (MXP)	10.874	11.100	**11.319**	2.0%	4.1%			
Net income (Millions of MXP)	90.4	98.0	**98.0**			423.6	**489.2**	
Earnings per share (MXP)	0.175	0.190	**0.189**	-0.3%	7.9%	0.822	**0.948**	15.3%
Fully diluted earning per share *(MXP)	0.175	0.189	**0.182**	-3.4%	3.9%	0.822	**0.941**	14.5%
Outstanding shares (Millions)	515,323,189	516,956,835	519,216,438			515,323,189	519,216,438	

** Considers the conversion of subordinated debt (GFBITAL95A-D, GFBITAL95B-D, GFBITAL95L and GFBITAL96L) at the beginning of the respective period. For some periods, the conversion does not generate a dilution effect on the Group's earning per share. Had subordinated debentures been converted on December 31, 2001, total number of fully diluted shares would have been 739.0 Million.*

The consolidated assets of Grupo Financiero Bital as of December 31, 2001 amounted to MXP 136,201 million (excluding Seguros Bital and Fianzas Mexico Bital), 9.1 % higher than the previous quarter. The shareholders equity amounts to MXP8,452.9 million, a 1.4% increase with respect to the previous year. Of this amount, MXP 2,484.6 million corresponds to Mandatory Convertible Subordinated Debentures

During the last quarter, on four different dates, holders of Grupo Financiero Bital's mandatory convertible subordinated debentures, exercised their rights to early conversion, in accordance with the terms of the issue on 137,850 titles. This conversion resulted in new "L" shares outstanding with a nominal value of MXP13.8 million. The sum of these conversions increased "L" shares by 2,259,603. As of December 31, 2001 the total outstanding shares were 426,597,597 and 92,618,841 in series "O" and "L", respectively.

Simultaneously, the conversion of "mirror" debentures INTENAL 96A and B was completed. Banco Internacional issued these obligations with the same characteristics as the aforementioned. As a result, Grupo Financiero Bital received 1,005,644 "O" shares.

GRUPO FINANCIERO BITAL – SUBSIDIARIES

Millions of December 31, 2001, Constant Pesos

	Total Assets			*Total Equity*			*Net Income*		
	2000 Dec. 31	*2001 Sep. 30*	***2001 Dec. 31***	*2000 Dec. 31*	*2001 Sep. 30*	***2001 Dec. 31***	*2000 Dec. 31*	*2001 Sep. 30*	***2001 Dec. 31***
Banco Internacional	123,550.7	119,240.8	**134,928.7**	7,610.5	7,576.0	**7,660.1**	732.6	320.4	**400.9**
Almacenadora Bital	135.4	143.5	**137.7**	107.8	109.3	**108.4**	1.7	2.5	**1.6**
Casa de Bolsa Bital	625.4	755.5	**604.1**	143.7	150.0	**143.8**	8.4	7.5	**1.4**
Fianzas México Bital	632.1	650.9	**663.1**	225.2	247.8	**253.0**	11.8	22.7	**28.3**
Seguros Bital	785.8	1,078.2	**1,063.2**	394.7	462.4	**497.5**	(3.1)	76.1	**45.1**

BITAL

In accordance with the CNBV guidelines stated in Circular 1448, BITAL consolidates the financial information of its subsidiaries: B.I. Financial Holding, Ltd. (which in turn consolidates B.I. Bank & Trust, Ltd. both Grand Cayman entities), Inmobiliaria Bisa, Inmobiliaria Grufin, Inmobiliaria Guatusi, Inmobiliaria Nuevo París and Edificaciones Prime. Several items that constitute the financial statements have been regrouped in accordance to rules issued by the CNBV. These changes were applied consistently over all of the periods presented in this report.

BITAL – NET INCOME

Millions of December 31, 2001, Constant Pesos

	For the Quarter			*Growth*		*Year-to-date*		*Growth*
	4Q00	*3Q01*	***4Q01***	*4Q01 vs. 3Q01*	*4Q01 vs. 4Q00*	*4Q00*	***4Q01***	*4Q01 vs. 4Q00*
Net interest income	2,473.7	1,968.4	**1,855.3**	-5.7%	-25.0%	9,467.2	**8,468.7**	-10.5%
Minus: Loan-loss provisions	605.3	738.8	**603.7**	-18.3%	-0.3%	2,425.3	**3,211.7**	32.4%
Risk-adjusted net interest income	1,868.4	1,229.6	**1,251.6**	1.8%	-33.0%	7,041.9	**5,257.0**	-25.3%
Fee income	965.4	986.7	**970.5**	-1.6%	0.5%	3,498.7	**3,780.1**	8.0%
Fees paid	119.3	123.4	**135.2**	9.6%	13.4%	496.4	**506.8**	2.1%
Trading income	155.2	216.2	**306.4**	41.7%	97.4%	880.9	**1,644.4**	86.7%
Total operating income	2,869.7	2,309.0	**2,393.3**	3.6%	-16.6%	10,925.2	**10,174.6**	-6.9%
Operating & promotional expenses	2,520.0	2,260.8	**2,267.9**	0.3%	-10.0%	10,138.8	**9,137.7**	-9.9%
Net operating income	349.7	48.2	**125.3**	160.3%	-64.2%	786.4	**1,036.9**	31.9%
Other products and benefits	174.2	70.1	**159.3**	127.1%	-8.6%	306.9	**309.5**	0.9%
Other expenses	224.2	92.5	**58.8**	-36.4%	-73.8%	712.5	**652.4**	-8.4%
Net income before taxes	299.7	25.8	**225.8**	776.9%	-24.7%	380.8	**694.0**	82.2%
Income tax and profit sharing	62.4	30.6	**89.7**	193.1%	44%	160.1	**182.1**	13.8%
Deferred income tax	(213.2)	102.3	**(57.6)**	-156.3%	-73.0%	76.9	**(122.7)**	-259.6%
Net income before subsidiaries	24.1	97.5	**78.5**	-19.4%	226.4%	297.6	**389.2**	30.8%
Undistributed income from subsidiaries	(0.0)	4.3	**1.9**	-55.2%	n.a.	17.1	**11.7**	-31.9%
Net income before extraordinary items	24.0	101.8	**80.5**	-20.9%	234.8%	314.8	**400.9**	27.4%
Extraordinary items	119.8	-	**-**	-	100.0%	417.9	**-**	100.0%
Minority interest	0.0	(0.0)	**0.0**	-	-	0.0	**0.0**	-
Net income	**143.9**	**101.8**	**80.5**	**-20.9%**	**-44.1%**	**732.6**	**400.9**	**-45.3%**

Earnings. At year-end Bital/Banco Internacional registered a net income of MXP 400.9 million, a 27.4% higher than the previous year's MXP 314.8 million. This amount excludes extraordinary income from the sale of AFORE Bital in September of 2000. This improvement in earnings was the result of higher operating revenues, which amounted to MXP 4,248,6 million (before reserves), 32.3% above the 2000 figure.

BITAL – NET INTEREST INCOME

Millions of December 31, 2001, Constant Pesos

	For the Quarter			Growth		Year-to-date		Growth
	4Q00	3Q01	**4Q01**	4Q01 vs. 3Q01	4Q01 vs. 4Q00	4Q00	**4Q01**	4Q01 vs. 4Q00
Interest income								
From loans and securities	7,245.3	4,535.8	**4,121.4**	-9.1%	-43.1%	28,604.0	**21,701.4**	-24.1%
Loan fees	170.3	216.8	**224.7**	3.7%	31.9%	603.1	**805.1**	33.5%
FX gains	7.2	(2.5)	**(4.3)**	74.3%	-160.1%	113.2	**2.3**	-98.0%
UDI conversion gains	(19.7)	-	-	n.a.	n.a.	14.8	-	-100.0%
	7,403.1	4,750.1	**4,341.8**	-8.6%	-41.4%	29,335.1	**22,508.8**	-23.3%
Interest expenses								
Interest paid	4,975.9	2,782.1	**2,494.9**	-10.3%	-49.9%	20,128.3	**14,079.7**	-30.1%
FX losses	-	-	-	-	-	-	-	-
UDI conversion losses	20.6	16.8	**15.2**	-9.0%	-26.1%	22.9	**59.4**	159.3%
	4,996.5	2,798.9	**2,510.2**	-10.3%	-49.8%	20,151.2	**14,139.1**	-29.8%
Monetary position (margin)	67.1	17.1	**23.7**	38.2%	-64.7%	283.3	**99.0**	-65.1%
Net interest income	**2,473.7**	**1,968.4**	**1,855.3**	**-5.7%**	**-25.0%**	**9,467.2**	**8,468.7**	**-10.5%**

As of December 31, 2001 our financial margin reflects a 10.5% decrease with respect to the previous year and a 5.7% decline, compared to the third quarter. This is due to the general decline of interest rates. The TIIE average rate decreased from a level of 17.0% in 2000 to 12.9% in 2001. The effect of the financial margin decline was offset by lower cost of funding from our core deposits as well as a more efficient use of said funding in a more productive asset base.

BITAL – LOAN LOSS PROVISIONS

Millions of December 31, 2001, Constant Pesos

	For the Quarter			Growth		Year-to-date		Growth
	4Q00	3Q01	**4Q01**	4Q01 vs. 3Q01	4Q01 vs. 4Q00	4Q00	**4Q01**	4Q01 vs. 4Q00
Loan-loss provisions								
Global loan loss provisions	379.9	555.9	**332.0**	-40.3%	-12.6%	1,537.5	**2,265.2**	47.3%
Additional provisions for Banxico-UDI Trusts	0.0	-	-	-	-	74.6	-	-
Provisions for Fobaproa/IPAB loss-sharing scheme and incentives program	225.4	182.9	**271.6**	48.5%	20.5%	813.2	**946.5**	16.4%
	605.3	**738.8**	**603.7**	**-18.3%**	**-0.3%**	**2,425.3**	**3,211.7**	**32.4%**

The total amount of provisions charged to income during the past twelve months amounted to MXP 3,211.7 million, 32.4% higher than the previous year. From this total MXP 946.5 million were channeled to the creation of provisions under the FOBAPROA cash-flow scheme. Higher generation of revenues allowed the bank to continue increasing its loan loss reserves, achieving a loan loss coverage ratio of 118.8% by year-end.

BITAL – OTHER INCOME

Millions of December 31, 2001, Constant Pesos

	For the Quarter			Growth		Year-to-date		Growth
				4Q01	4Q01			4Q01
	4Q00	3Q01	**4Q01**	vs. 3Q01	vs. 4Q00	4Q00	**4Q01**	vs. 4Q00
Fee income								
Account management	260.9	281.7	**268.9**	-4.6%	3.1%	886.4	**1,076.0**	21.4%
Service fees	704.6	705.0	**701.6**	-0.5%	-0.4%	2,612.4	**2,704.1**	3.5%
	965.4	**986.7**	**970.5**	**-1.6%**	**0.5%**	**3,498.7**	**3,780.1**	**8.0%**
Minus: Fees paid	**119.3**	**123.4**	**135.2**	**9.6%**	**13.4%**	**496.4**	**506.8**	**2.1%**
Brokerage activities income								
FX operations	151.6	142.2	**113.8**	-19.9%	-24.9%	438.8	**513.1**	16.9%
Realized gains on securities, net	13.1	179.7	**58.6**	-67.4%	348.4%	240.6	**440.8**	83.2%
Repurchase agreements	26.5	18.2	**179.3**	882.9%	575.8%	398.0	**862.7**	116.7%
Unrealized gains on securities	(36.0)	(124.0)	**(45.3)**	-63.4%	25.9%	(196.6)	**(172.2)**	-12.4%
	155.2	**216.2**	**306.4**	**41.7%**	**97.4%**	**880.9**	**1,644.4**	**86.7%**

Income from commissions and fees increased 8.0% with respect to the previous year. The increase in the income producing account base, higher volume of operations, introduction of new services, growth in consumer loans, and increases in fees in accordance with the market pricing, accomplished this growth. This increase is in line with the international banking trends.

During 2001 brokerage fees increased 86.7% over the previous year. This resulted from a favorable effect that the declining interest rates had in our money desk position, an increase in consumer foreign exchange operations and in particular fees from Repo transactions, which increased 882.9% during the fourth quarter and 575.8% in the last twelve months. Additionally, during the last year the bank sold its equity participation in the glass company Saint Gobain Glass and its 40% equity participation in Camesa, as part of the BITAL's strategy to sell non-financial assets towards the strengthening of the bank's capital.

In the last twelve months Administrative and Promotional Expenses declined 9.9% with respect to year 2000 and 0.3% during the last quarter. This reflects the bank's continuous efforts to improve the efficiency of the bank as well as the reduction of the work force by more than 2000 employees, carried out during the last two years. As a percentage of total income Administrative and Promotional Expenses have been reduced to 68.3% from 75.9% a year ago. It is worth noticing that these expenses are 1% lower that the ones reported in 1997 prior to taking on the administration of Banco Atlantico. This reflects Management's commitment to the reduction of expenses during the previous years.

BITAL – EXPENSES

Millions of December 31, 2001, Constant Pesos

	For the Quarter			Growth		Year-to-date		Growth
				4Q01	4Q01			4Q01
	4Q00	3Q01	**4Q01**	vs. 3Q01	vs. 4Q00	4Q00	**4Q01**	vs. 4Q00
Salaries	953.9	898.5	**950.6**	5.8%	-0.3%	3,970.1	**3,629.7**	-8.6%
Honoraries paid	54.6	44.2	**39.2**	-11.5%	-28.2%	265.8	**194.4**	-26.9%
Leases	184.3	173.7	**172.4**	-0.8%	-6.5%	710.3	**717.5**	1.0%
Advertising	39.3	60.1	**50.4**	-16.0%	28.3%	194.5	**178.4**	-8.3%
Other administrative expenses	844.3	681.9	**741.8**	8.8%	-12.1%	3,108.0	**2,884.4**	-7.2%
Sundry taxes	148.7	132.5	**41.7**	-68.5%	-71.9%	664.7	**443.9**	-33.2%
Bank support fund (IPAB)	80.8	84.8	**86.5**	1.9%	7.0%	356.3	**336.9**	-5.5%
Administrative expenses	1,352.0	1,177.2	**1,132.0**	-3.8%	-16.3%	5,299.6	**4,755.4**	-10.3%
Depreciation and amortization	214.1	185.1	**185.3**	0.1%	-13.4%	869.0	**752.6**	-13.4%
Total expenses	**2,520.0**	**2,260.8**	**2,267.9**	**0.3%**	**-10.0%**	**10,138.8**	**9,137.7**	**-9.9%**

During the year 2000, other income increased 0.9% maintaining a level similar to the previous year. On the other hand other expenses showed a reduction of 8.4%, due to the decline in write-offs of loans and restructuring of mortgage loans.

BITAL – OTHER INCOME
Millions of December 31, 2001, Constant Pesos

	For the Quarter			Growth		Year-to-date		Growth
	4Q00	3Q01	**4Q01**	4Q01 vs. 3Q01	4Q01 vs. 4Q00	4Q00	**4Q01**	4Q01 vs. 4Q00
Other income								
Loans to employees	3.4	3.8	**3.8**	1.4%	11.8%	12.6	**15.5**	23.2%
Recoveries	26.5	19.2	**98.3**	410.9%	271.3%	61.6	**120.4**	95.4%
Other income and benefits	144.3	47.1	**57.2**	21.3%	-60.4%	232.7	**173.6**	-25.4%
Monetary Position (Other)	0.0	-	-	-	-	-	-	-
	174.2	**70.1**	**159.3**	**127.1%**	**-8.6%**	**306.9**	**309.5**	**0.9%**
Other expenses								
Sundry losses	138.2	65.8	**16.6**	-74.8%	-88.0%	415.7	**508.0**	22.2%
Acquitances and discounts	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	-
Monetary Position (Other)	86.0	26.8	**42.3**	58.0%	-50.9%	296.7	**144.4**	-51.3%
	224.2	**92.5**	**58.8**	**-36.4%**	**-73.8%**	**712.5**	**652.4**	**-8.4%**

Loan Portfolio. As of December 31, 2001 total loans amounted to MXP 64,400.4 million, a 0.7% increase over the previous year and 4.5% with respect to the third quarter. Consumer loans continue their upward trend, increasing 17.0% in the last quarter and 84.2% during the last twelve months. Consumer loans represented 13.5% of total loans.

BITAL continues as a leader in automobile financing, a position that the Bank has held for the last two years, achieving a 52% share of the market. BITAL is also a leader in loans to the agricultural sector with FIRA resources, with a 40% market share.

At year-end the FOBAPROAS/IPAB note represented 29.5% of total loans.

BITAL – LOAN PORTFOLIO
Balance in Millions of December 31, 2001, Constant Pesos

	2000 Dec. 31	2001 Sep. 30	**2001 Dec. 31**	Growth Sep.-Dec.	Dec.-Dec.	Particip. of Total
CURRENT LOANS						
Commercial loans	22,203.8	20,447.0	**21,839.7**	6.8%	-1.6%	33.9%
Financial institutions	797.4	662.4	**698.0**	5.4%	-12.5%	1.1%
Consumer loans	3,978.4	6,262.7	**7,327.1**	17.0%	84.2%	11.4%
Mortgage loans	7,596.2	7,721.2	**7,592.1**	-1.7%	-0.1%	11.8%
Governmental entities	5,649.9	2,746.5	**3,404.3**	23.9%	-39.7%	5.3%
Fobaproa / IPAB	19,176.4	19,256.9	**19,017.2**	-1.2%	-0.8%	29.5%
TOTAL	**59,402.3**	**57,096.8**	**59,878.3**	**4.9%**	**0.8%**	**93.0%**
NON-PERFORMING						
Commercial loans	2,830.3	2,664.9	**2,513.0**	-5.7%	-11.2%	3.9%
Financial institutions	11.3	10.5	**10.1**	-3.7%	-10.0%	0.0%
Consumer loans	807.2	1,238.7	**1,376.6**	11.1%	70.5%	2.1%
Mortgage loans	845.4	565.1	**564.2**	-0.2%	-33.3%	0.9%
Governmental entities	0.2	0.1	**0.1**	-1.4%	-4.8%	0.0%
Other non-performing loans	57.0	40.9	**58.1**	42.0%	1.8%	0.1%
TOTAL	**4,551.3**	**4,520.3**	**4,522.1**	**0.0%**	**-0.6%**	**7.0%**
TOTAL LOAN PORTFOLIO	**63,953.5**	**61,617.1**	**64,400.4**	**4.5%**	**0.7%**	**100.0%**
(-) MINUS:						
Allowance for loan losses	(4,664.1)	(5,308.7)	**(5,372.4)**	1.2%	15.2%	-8.3%
NET NON-PERFORMING LOANS	**59,289.5**	**56,308.3**	**59,028.0**	**4.8%**	**-0.4%**	**91.7%**

At year-end Non-performing loans amounted to MXP 4,522.1 million, remaining practically unchanged with respect to the third quarter and a year ago. However, commercial past due loans have shown a decline of 5.7% during the fourth quarter and an 11.2 % reduction in the last twelve months. On the other hand, consumer loans reflected a substantial increase due to the reclassification of past due loans in the first quarter of 2001. As a percentage of total loans, non-performing loans declined to 7.0% from 7.3% last September and 7.1% in December 2000.

Excluding the FOBAPROA/IPAB note, past due loans represented 10.0% of the total loan portfolio.

BITAL – ASSET QUALITY

	2000 Dec. 31	2001 Sep. 30	2001 Dec. 31
NPL/ Total loans	7.1%	7.3%	**7.0%**
NPL / Total Exc. Fobaproa	10.2%	10.7%	**10.0%**
Net NPL / Total loans	-0.2%	-1.4%	**-1.4%**
Net NPL / Total Exc. Fobaproa	-0.2%	-1.9%	**-1.9%**
Allowances / NPLs	102.5%	117.4%	**118.8%**
Allowances / Total loans	7.3%	8.6%	**8.3%**

Total loan loss allowances as of December 31, 2001 amounted to MXP 5,372.4 million, 1.2% higher than the previous quarter and 15.2% above year-end 2000. Consequently, the loan loss coverage ratio improved to 118.8% from 117.4% and 102.5% in last September and December 2000, respectively.

BITAL– ALLOWANCE FOR LOAN LOSSES

Millions of Pesos

	1Q01	2Q01	3Q01	4Q01	YTD
Allowances at the beginning of the period	**4,441.0**	**4,775.0**	**4,930.2**	**5,234.5**	**4,441.0**
Provisions charged to income	604.4	635.6	496.0	281.4	2,017.4
Revaluation of Dollar and UDI denominated provisions	22.3	9.2	36.8	14.5	82.8
Re-installment of provisions	13.4	3.5	3.6	1.4	21.9
Total	**640.0**	**648.3**	**536.4**	**297.3**	**2,122.0**
Minus:					
a) Aquittances	**224.2**	**445.0**	**105.0**	**91.4**	**865.6**
Credit Card and other consumer loans	3.0	8.8	15.2	14.0	41.0
Commercial loans	73.0	61.7	41.3	55.9	231.9
Mortgage loans	148.2	374.5	48.5	21.5	592.7
b) Punto Final Program	**77.8**	**46.5**	**58.8**	**65.5**	**248.6**
Mortgage loans	77.8	46.5	58.8	65.5	248.6
c) Other programs	**4.0**	**1.6**	**2.9**	**2.5**	**11.0**
Finape	1.0	0.3	0.5	0.2	2.0
Fopyme	3.0	1.3	2.4	2.3	9.0
d) Other write-offs	-	-	**65.4**	-	**65.4**
Credit Card and other consumer loans	-	-	37.0	-	37.0
Commercial loans	-	-	5.1	-	5.1
Mortgage loans	-	-	23.3	-	23.3
Total Write-offs	**306.0**	**493.1**	**232.1**	**159.4**	**1,190.6**
Allowances at the beginning of the period	**4,775.0**	**4,930.2**	**5,234.5**	**5,372.4**	**5,372.4**

Write-offs from differences between book-value and market-value in the foreclosed assets portfolio amounted to MXP 4.0 million, compared to MXP 26 million in the third quarter. Write-offs related to debt relief and support programs amounted to MXP 91.4 million and MXP67.9 million during the fourth quarter, respectively.

FOBAPROA Note. The balance of the FOBAPROA note as of December 31, 2001 amounted to MXP 19,017 million, a 1.2 % lower than the amount reported in September.

BITAL – FOBAPROA NOTE

Balance in Millions of December 31, 2001, Constant Pesos

	Dec. 31, 2001
- Gross Fobaproa/IPAB notes	26,632
- Checking account (Cash recoveries)	4,616
- Constituted allowances	2,999
Net balance	19,017

The additional reserves that the bank would have to create during the next five years for the cash flow-swap scheme, the FOBAPROA loss-sharing and incentives programs are presented in the following table and represent a reduction in reserves of MXP 640 million with respect to the previous year. These calculations are in agreement with the "Incentive Program for the Recovery and Collection of Loans Flow Scheme" with Fobaproa.

In addition, recoveries corresponding to foreclosed assets and securities represented 17% of the FOBAPROA note, of which MXP 940 million has been recovered. This amount considered at 80% market value amounts to MXP752 million, or 2.8% of the FOBAPROA note.

BITAL – ADDITIONAL PROVISIONS

Balance in Millions of December 31, 2001, Constant Pesos

	Dec. 31	*Additional Collection*				
Percentage of Additional Recovery	**20%**	0%	10%	15%	20%	25%
Gross value of Fobaproa Note	**26,632**	26,632	26,632	26,632	26,632	26,632
Collection	**5,368**	5,368	8,031	9,363	10,694	12,026
Net Fobaproa Note	**21,264**	21,264	18,601	17,269	15,938	14,606
Percentage of total recovery	**20%**	20%	30%	35%	40%	45%
Maximum responsibility	**855**	855	855	855	855	855
Percentage of Incentive	**0%**	0%	10%	19%	50%	82%
Adjusted maximum responsibility	**855**	855	770	693	428	154
to Net Fobaproa Note	**4%**	4%	4%	4%	3%	1%
Percentage of loss sharing	**25%**	25%	25%	25%	25%	25%
Percentage of total provisions	**29%**	29%	29%	29%	28%	26%
Maximum contingency	**6,171**	6,171	5,420	5,010	4,412	3,805
Created provisions	**2,999**	2,999	2,999	2,999	2,999	2,999
Additional Contingency	**3,172**	**3,172**	**2,421**	**2,011**	**1,413**	**806**

As reported in the third quarter, BITAL complied with the official letter 601-10090/98 issued in December 18, 1998 by the Comision Nacional Bancaria y de Valores in relation to the basis for the sale of foreclosed assets, to Fobaproa.

BITAL – DEPOSITS AND FUNDING

Millions of December 31, 2001, Constant Pesos

	2000 Dec. 31	2001 Sep. 30	2001 Dec. 31	Growth Sep.-Dec.	Dec.-Dec.
DEPOSITS	**98,469.8**	**95,558.4**	**112,140.5**	**17.4%**	**13.9%**
Demand deposits	60,497.3	56,845.9	**68,801.9**	21.0%	13.7%
Time deposits	37,972.5	38,712.5	**43,338.6**	11.9%	14.1%
Bank bonds	-	-	-	-	-
INTERBANK BORROWINGS	**11,974.5**	**11,512.7**	**9,938.3**	**-13.7%**	**-17.0%**
On demand	-	3,306.2	**2,500.0**	-	-
Short term	5,201.6	1,129.5	**869.7**	-23.0%	-83.3%
Long term	6,773.0	7,077.0	**6,568.5**	-7.2%	-3.0%

Deposits and Funding. During the fourth quarter deposits increased 17.4% over the previous quarter and 13.9% with respect to December 2000. This increase is highlighted by a 21.0% growth in demand deposits during the last quarter of 2001. This increase compares very favorably to the 12.7% growth during the same period in the year 2000.

On the other hand interbank borrowings declined 17.0% with respect to the previous year and 13.7% during the fourth quarter. This decline reflects the manner in which BITAL is funding Banco Atlantico.

In 2001 BITAL achieved a 12.2% market share in the Banking System's total deposits, increasing by 1.5% its share of the market during this period. In the last twelve months the bank took in 26.5% of the total growth of deposits in the Mexican Banking System. This growth was accomplished through the bank's branch network, alternative channels, and the satisfaction of our customer needs. This Places Bital as the bank with the lowest cost of funding in the Mexican Banking System.

Capital Adequacy. The stockholders equity as of December 31, 2001 amounted to MXP 7,660.1 million, an increase of 1.1% with respect to the third quarter and 0.7% compared to December 2000. The capital adequacy ratio estimated for year-end with respect to credit risks amounts to 14.47%, which is similar to the one reported the previous quarter. The capital adequacy ratio with respect to credit and market risks was increased by 1.0% to 13.13% during 2001.

BITAL – CAPITAL ADEQUACY RATIO

Millions of December 31, 2001, Constant Pesos

	2000 Dec. 31	2001 Sep. 30	**2001 Dec. 31**
Credit risk-weighted assets	60,312	57,707	60,672
Basic capital (Tier 1)	10.53%	10.96%	11.21%
Net capital (Tier 2)	14.26%	14.70%	14.47%
Market and credit risk-weighted assets	70,146	63,762	66,841
Basic capital (Tier 1)	9.05%	9.92%	10.18%
Net capital (Tier 2)	12.26%	13.30%	13.13%

* Preliminary

BITAL - RISK WEIGHTED ASSETS

Millions of December 31, 2001, Constant Pesos

	Dec. 31, 2000		Sep. 30, 2001		**Dec. 31, 2001**	
	Risk Weighted Assets	Required Capital	Risk Weighted Assets	Required Capital	**Risk Weighted Assets**	**Required Capital**
Credit risk-weighted assets	**59,798**	**4,784**	**57,468**	**4,597**	**60,393**	**4,831**
Group I (0% weight)	0	0	0	0	0	0
Group II (20% weight)	7,687	615	8,534	683	8,992	719
Group III (100% weight)	52,112	4,169	48,934	3,915	51,401	4,112
Unauthorized Operations	**276**	**22**	**239**	**19**	**279**	**22**
Market risk-weighted assets	**9,557**	**765**	**6,056**	**484**	**6,163**	**493**
Domestic currency operations in nominal rates	3,361	269	2,215	177	2,075	166
Domestic currency operations in real rates or UDI denominated operations	1,995	160	1,938	155	1,650	132
Foreign currency operations in nominal rates	1,260	101	903	72	888	71
UDI positions or indexed to inflation rates	53	4	28	2	25	2
Foreign currency positions or indexed to exchange rates	538	43	735	59	1,175	94
Capital stock positions or indexed to stock prices or indexes	2,350	188	236	19	350	28
Total credit and market risk-weighted assets	**69,631**	**5,570**	**63,763**	**5,101**	**66,835**	**5,347**

BITAL - NET CAPITAL

Millions of December 31, 2001, Constant Pesos

	Dec. 31 2000	Sep. 30 2001	**Dec. 31 2001**	**Growth Sep.-Dec.**	**Dec.-Dec.**
Basic Capital	**6,349**	**6,327**	**6,804**	**7.5%**	**7.2%**
Stockholder's equity	5,010	5,040	5,175	2.7%	3.3%
Subordinated debentures	2,626	2,523	2,474	-1.9%	-5.8%
Minus					
Investments on subordinated debentures	-	43	40	-7.0%	n.a.
Investments in financial entities	114	120	116	-3.3%	1.8%
Investments in non-financial entities	741	637	288	-54.8%	-61.1%
Loans issued for the acquisition of the Group's of Bank's shares	122	110	108	-1.8%	-11.5%
Deferred taxes	-	-	-		
Installation expenses and other intangibles	309	328	293	-10.7%	-5.2%
Other assets	0	0	0		
Supplementary Capital	**2,256**	**2,156**	**1,973**	**-8.5%**	**-12.5%**
Debentures and other capitalization instruments	1,606	1,527	1,304	-14.6%	-18.8%
Allowance for loan losses	656	633	672	6.2%	2.4%
minus		0			
Subordinated debt	6	4	4	0.0%	-33.3%
Net Capital	**8,604**	**8,484**	**8,777**	**3.5%**	**2.0%**

Risk Management. The objective of risk management in BITAL is to maintain the Group's risk-return position as established by the Board of Directors. Since 1994, BITAL has been using advanced risk-management techniques, which have incorporated adequate measures of risk exposure and potential losses to the Institution's decision making process.

Following the guidelines established by the CNBV, risk management integrates risks derived from market, loans, liquidity and operation. A Risk Committee has been formed integrated by Board Members and Area Managers. Its main functions include the proposal to the Board of Directors of limits and strategies to place BITAL in adequate risk-management levels, the approval of measuring techniques, and the supervision of compliance of the pre-established limits as well as the required level of provisions.

To avoid unforeseen risks, a structure of market risk limits has been established which governs the Group's financial subsidiaries including BITAL, Casa de Bolsa Bital, Seguros Bital and Fianzas México Bital. Since the strategy of the Group is centralized, limits have been established for all risk types and are not differentiated by business unit. The portfolio that follows these restrictions includes tradable instruments and traditional banking instruments. Thus the effects generated from changes in interest rates, prices and currency exchange rates for the entire Institution are included, and not only those of the Bank's treasury.

The methodology used by BITAL is the Value at Risk (VaR). The VaR is an estimate, given in the form of a confidence interval, of how much could be lost in the market by holding a position for a fixed period of time. This calculation is performed using Montecarlo and historical simulations, using a 95% confidence level. The time span used in the calculations was seven days.

VALUE AT RISK

Millions of December 31, 2001, Constant Pesos

	Risk Factors					
	Capital	*Domestic nominal rates*	*Real rates*	*Foreign nominal rates*	*Currency exchange*	***Total***
4Q00	59,392	34,035	61,945	26,393	14,189	98,656
3Q01	40,260	22,710	61,629	21,211	9,150	81,477
4Q01	**37,889**	**60,100**	**51,071**	**25,092**	**14,685**	**89,788**
VaR Limits	100,000	200,000	100,000	150,000	50,000	**350,000**

In order to calibrate the models for the VaR calculations, back testing is performed regularly by comparing historical VaR with the theoretical losses that the fixed portfolio would have generated. In addition to the calculation of the VaR, which measures the risk profile of the portfolio, the Bank uses sensibility measures, including partial duration with respect to the different kinds of interest rates. Additionally, tests under extreme conditions are performed to estimate the risk that the institution would face under extreme changes in key financial indicators.

With respect to credit risk, the Bank has risk-rating methodologies for the approval of new loans, price setting, and overall management and supervision. This methodologies include sectorial and regional analysis, payback capacity, use of resources, historical experience and type of guarantees.

For the measuring of credit and operating risk, expected and unexpected losses are calculated based on the frequency and severity of damages or losses. Using the model given by CrediRisk+ and in-house developments, unexpected losses are calculated with a 99% confidence and a time span of one year. Credit concentration is measured using Herfindahl index.

Credit Risk Rating Methodology. BITAL uses a provisional model for its risk-rating methodology on the loan portfolio, in accordance with the CNBV. This is consistent with Circular 1480. This methodology was developed internally and is applied in the underwriting of the loan as well as in the follow-up.

The loan is rated on a scale of 1 through 10, as follows:

Risk levels

Description of Risk levels

	Description
Minimum	Businesses with positive and growing trends. Institutional management with strong cash flow. Exceptional liquidity and profitability ratios, with favorable market conditions and good standing relationships with customers and suppliers. No legal problems and clean credit history for the last 12 months.
Low	Businesses with positive trend, able and experience management. Good payment capacity and cash flow to finance investments. Liquidity and debt ratios according to its activity, and adequate profitability. Competitive cash flow, with favorable market conditions and good

	relationships with suppliers and customers. No legal problems and with occasional delays in payments in the last 12 months.
Medium	Businesses similar to those describe as Low risk that are going through a lapse of unfavorable results, but with clear factors that show a recovery in the short term. Family type management. Adequate payback capacity, more sensitive to the economic environment. Levels of liquidity, debt and profitability in slight disadvantage with comparison to its peers. Possible concentration of customers or suppliers with stable employee relationship. In the last 12 months, might have shown past due status for periods under 90 days, possibly with restructuring without capitalization of interests.
High	Businesses performing below the sector average. Weak family type management. Deficient payback capacity and clear downward trends. High dependency on the economic environment. Weak market conditions and dependent on customers and suppliers. Possible legal problems, but with stable employee relationship. In the last 12 months, might have shown past due status for periods between 90 and 270 days, possibly with restructuring without capitalization of interests.
Very High	Businesses on clear downward trends with elements, which show no clear elements that show recovery signs. One man only type management or management without the capacity to manage the business. Low payback capacity and high dependency on the economic environment. Cash flow is insufficient for financial obligations. Restricted liquidity and high debt ratios. In the last 12 months, it may show past due status for periods between 270 and 360 days. Could have several restructures in the same operation.
Maximum risk	Businesses with negative trends or without evidence of recovery. Management incapable of managing the business. No liquidity or payment capability and excessive debt ratio. Deteriorated cash flow and operating losses. Legal conflicts that could affect its assets and possibility of a strike. Declining market with systematic customer or supplier loss. Null payment capacity, thus rendering its obligations as unrecoverable. Non performing loans in legal process.

The rating process includes the valuation in three areas: Liquidity, Payback history and Operating situation of the customer. Additionally, shareholder support, information and documentation quality, sectorial and country risk are also taken into consideration for the final rating.

Relation between both methodologies

CNBV	*BITAL*
A1	1
	2
A2	3
	4
B	5
C1	6
	7
C2	8
D	9
E	10

To determine the match between CNBV and BITAL's rating scales, the Bank used a sample of 130 customers. Each customer was rated under both methodologies and the corresponding scheme was determined. The description of each risk level is consistent with this match.

Banco del Atlántico

On December 7, 2001 Grupo Financiero Bital, Banco Internacional and IPAB signed an agreement that establishes the basis for the merger of Banco Atlantico during the first quarter of 2002.

Currently BITAL's Management is taking the necessary steps in order to comply with the commitments acquired under said agreement. On January 28, 2002 the Group's Board of Directors called for an extraordinary shareholders meeting to be held on February 14, 2002. The agenda includes the increase of capital corresponding to the first phase of the capitalization program, which was agreed to with the Banking Authorities.

For your review we include a proforma balance sheet of Banco Atlantico. A consolidated balance of both institutions is also presented. These figures do not include additional provisions that BITAL will create and that are included in the agreement with IPAB.

PROFORMA BALANCE SHEET AND CONSOLIDATION

Millions of December 31, 2001, Constant Pesos

	*Atlántico Proforma**	*BITAL*	*Consolidated Balance*
Funds available	1,953.7	49,948.6	26,160.0
Investments in securities	3,516.9	15,613.4	15,383.1
Gross loan portfolio	65,962.9	64,400.4	130,363.4
Allowance for loan losses	(9,569.9)	(5,372.4)	(14,942.4)
Net loan portfolio	56,393.0	59,028.0	115,421.0
Other assets	1,815.8	10,338.7	12,813.2
Total Assets	**63,679.4**	**134,928.7**	**169,777.4**
Total liabilities	62,762.4	127,268.6	162,117.3
Stockholders' equity	917.1	7,660.1	7,660.1
Liabilities and equity	**63,679.4**	**134,928.7**	**169,777.4**

* Estimated balances assuming the recourse referred to in the IPAB agreement.

Seguros Bital

The National Insurance and Bonding Commission (CNSF) requires that Insurance Companies prepare their financial statements following the criteria contained in the B-10 Bulletin regarding inflationary accounting.

Seguros Bital owns Pensiones Bital and ING Seguros (México). The CNSF does not require Insurance Companies to consolidate their financial statements, however, in this report we present consolidated financial statements with the purpose of highlighting the Group's development in the insurance and retirement fund management businesses. Afore Bital is included in Seguros Bital's financial statements for the periods before, and including, 3rd Quarter, 2000.

Grupo Financiero Bital controls 51% of Seguros Bital and ING Group controls the remaining 49%

Seguros Bital and its subsidiaries issued during the past year insurance policies for the total amount of MXP 1,843.3 million, which is 21.4% higher than the previous year. Net premiums grew 80.2% to MXP633.7 million from MXP 351.7 million in year 2000.

The insurance company's net consolidated income amounted to MXP 113.0 million, which compares very favorably to the loss of MXP 8.0 million registered in the previous year.

SEGUROS BITAL – CONSOLIDATED INCOME STATEMENT

Millions of December 31, 2001, Constant Pesos

		2000				2001				4Q01	4Q01
		1Q00	2Q00	3Q00	4Q00	1Q01	2Q01	3Q01	**4Q01**	vs. 3Q01	vs. 4Q00
Premiums issued	Seguros Bital	77.4	151.7	237.8	351.7	182.5	306.7	460.1	**633.7**	37.7%	80.2%
	ING Seguros	63.0	119.3	178.0	253.3	57.9	66.8	123.2	**188.9**	53.3%	-25.4%
	Servicios B-I	0.0	14.1	33.2	60.5	30.5	0.0	0.0	**0.0**	-	-
	Pensiones Bital	188.0	426.1	684.4	852.8	227.9	447.1	711.1	**1,020.6**	43.5%	19.7%
		328.4	711.2	1,133.6	1,518.4	498.9	820.7	1,294.5	**1,843.3**	42.4%	21.4%
Retained premiums	Seguros Bital	75.2	146.2	230.0	340.7	178.3	301.7	454.5	**628.1**	38.2%	84.4%
	ING Seguros	29.8	55.1	84.1	129.6	27.4	38.2	83.0	**119.4**	43.9%	-7.9%
	Servicios B-I	0.0	14.1	33.2	60.5	30.5	0.0	0.0	**0.0**	-	-
	Pensiones Bital	188.0	426.1	684.4	852.8	227.9	447.1	711.1	**1,020.6**	43.5%	19.7%
		293.0	641.5	1,031.8	1,383.7	464.3	787.2	1,248.6	**1,768.2**	41.6%	27.8%
Net premiums	Seguros Bital	45.3	95.7	157.2	225.3	104.0	247.2	381.9	**478.4**	25.3%	112.3%
	ING Seguros	27.6	53.0	81.5	104.1	58.6	103.4	140.0	**183.1**	30.8%	75.9%
	Servicios B-I	0.0	14.1	33.2	60.5	30.5	0.0	0.0	**0.0**	-	-
	Pensiones Bital	(17.7)	(16.7)	(19.0)	(37.9)	(1.9)	(3.8)	4.9	**(1.7)**	-134.7%	-95.5%
Total net premiums		55.2	146.1	252.8	351.9	191.1	346.8	526.9	**659.8**	25.2%	87.5%
Fees and commissions	Afore Bital	253.3	414.9	688.9	0.0	0.0	0.0	0.0	**0.0**	-	-
Gross income		308.5	561.0	941.7	351.9	191.1	346.8	526.9	**659.8**	25.2%	87.5%
Underwriting expenses		15.4	8.8	(46.8)	(98.3)	(104.0)	(125.7)	(187.1)	**(254.0)**	35.8%	158.4%
Net claims		(89.6)	(187.0)	(284.5)	(376.0)	(135.7)	(265.0)	(413.4)	**(543.2)**	31.4%	44.5%
Financial revenues from technical reserves		56.4	108.7	166.7	239.5	68.1	141.9	204.3	**352.5**	72.5%	47.2%
Net income from insurance operation		290.7	491.5	777.1	117.1	19.5	98.0	130.7	**215.1**	64.6%	83.7%
Increase in technical reserves		(13.2)	(25.6)	(42.7)	(57.9)	(17.3)	(34.1)	(54.2)	**(72.6)**	33.9%	25.4%
Administrative and promotional expenses		(146.0)	(311.6)	(517.4)	(144.0)	(37.1)	(23.6)	(49.6)	**(88.2)**	77.8%	-38.8%
		131.5	154.3	217.0	(84.8)	(34.9)	40.3	26.9	**54.3**	101.9%	-164.0%
Financial revenues and other income		44.2	67.0	93.5	119.3	47.3	57.9	68.4	**98.7**	44.3%	-17.3%
Income tax and employee profit sharing		(67.4)	(81.1)	(126.4)	(2.0)	(3.0)	(6.5)	(9.0)	**(25.9)**	187.8%	1195.0%
Undistributed income from Afore		11.0	3.2	14.3	0.0	0.0	0.0	0.0	**0.0**	-	-
Restatement due to inflation		(17.7)	(30.2)	(41.3)	(40.6)	(3.5)	(9.1)	(11.5)	**(14.0)**	21.7%	-65.5%
Net consolidated income		101.6	113.2	157.1	(8.1)	5.9	82.6	74.8	**113.1**	51.2%	-1496.3%

Consolidated technical reserves were increased 41.0% during the year, from MXP2, 526.1 in December 2000 to MXP 3,565.9 at year-end 2001. Seguros Bital's Stockholders Equity amounted to MXP497.5 million, 26.3 % higher than MXP 393.8 reported at year-end 2000.

SEGUROS BITAL – CONSOLIDATED BALANCE SHEET

Millions of December 31, 2001, Constant Pesos

	2000				2001					
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	**Dec. 31**	Sep-Dec	Dec-Dec
ASSSETS										
Securities	2,730.5	2,981.3	3,378.3	2,662.3	2,922.0	3,163.9	3,463.3	**3,913.8**	13.0%	47.0%
Other assets	268.8	302.1	308.8	271.5	412.1	341.6	359.3	**198.7**	-44.7%	-26.8%
Pre-operational expenses	232.3	208.9	185.4	0.0	0.0	0.0	0.0	**0.0**	-	-
Other deferred assets	84.0	159.9	189.7	105.5	132.9	94.5	92.1	**155.0**	68.3%	46.9%
Total assets	**3,315.6**	**3,652.2**	**4,062.2**	**3,039.3**	**3,467.0**	**3,600.0**	**3,914.7**	**4,267.5**	**9.0%**	**40.4%**
LIABILITIES										
Technical reserves	1,666.2	1,931.8	2,498.3	2,529.1	2,916.4	2,924.6	3,258.7	**3,565.9**	9.4%	41.0%
Other liabilities	403.8	471.7	294.4	116.5	152.3	197.8	195.6	**203.6**	4.1%	74.8%
Total liabilities	**2,070.0**	**2,403.5**	**2,792.7**	**2,645.6**	**3,068.7**	**3,122.4**	**3,454.3**	**3,769.5**	**9.1%**	**42.5%**
STOCKHOLDERS' EQUITY										
Paid-in capital	805.4	805.4	805.4	401.9	402.8	405.2	395.1	**394.5**	-0.2%	-1.8%
Legal reserves	11.0	12.4	12.3	12.3	12.4	12.4	12.4	**12.4**	0.0%	0.8%
Additional paid-in capital	0.0	0.0	0.0	0.0	0.0	0.0	0.0	**0.0**	-	-
Net income from previous year	88.5	86.4	86.3	35.2	19.0	19.1	19.0	**19.0**	0.0%	-46.0%
Cumulative effect of restatement	(113.9)	(120.6)	(128.1)	(132.3)	(142.2)	(145.9)	(146.8)	**(148.2)**	1.0%	12.0%
Subsidiaries	452.5	470.7	513.1	97.4	105.5	170.0	167.8	**174.7**	4.1%	79.4%
Net income	2.2	(5.5)	(19.0)	(20.7)	0.6	16.6	12.6	**45.1**	257.9%	-317.9%
Total stockholders' equity	**1,245.7**	**1,248.8**	**1,270.0**	**393.8**	**398.1**	**477.4**	**460.1**	**497.5**	**8.1%**	**26.3%**

Other Financial Subsidiaries

Almacenadora Bital (Warehousing) registered at year-end net income of MXP 1.6 million. This represents a reduction of 9.7% with respect to the previous year.

Casa de Bolsa Bital reported a net income of MXP 1.4 million for the year, a decline from MXP 8.4 million reported in the year 2000.

Fianzas Mexico Bital (Bonding) registered a net income in the amount of MXP28.3 million, which compares very favorably to MXP 11.8 million reported the previous year.

Other Activities

Operadora de Fondos Bital S.A. de C.V. (Trust Fund Management Company). On November 30, 2001 the stockholders of Servicios Corporativos Prime, S.A. de C.V. held a meeting with the purpose of modifying the company's by-laws and name, thus transforming the company into a special purpose company for the management and operation of the Trust Funds created by BITAL and Casa de Bolsa Bital. The creation of this company follows from recent changes to Laws regarding the Stock Market and Trust Funds, entering into effect on December 3, 2001.

Contacts

Ricardo Garza Galindo	(52) 57.21.26.40	Subdirector, Planeación Estratégica	ricaggs@bital.com.mx
Germán Osuna	(52) 57.21.50.53	Director Ejecutivo de Finanzas	germoc@bital.com.mx
Carlos Martínez	(212) 758.2660	Director, Agencia en Nueva York	carlm@bital.com.mx
			http://www.bital.com.mx

GRUPO FINANCIERO BITAL SUBSIDIARIES

Millions of December 31, 2001, Constant Pesos

		2000				2001			
		Mar. 31	*Jun. 30*	*Sep. 30*	*Dec. 31*	*Mar. 31*	*Jun. 30*	*Sep. 30*	**Dec. 31**
BANCO INTERNACIONAL	Total Assets	132,254.5	136,558.6	130,555.1	123,550.7	110,696.1	116,124.0	119,240.8	**134,928.7**
(Consolidated)	Total Equity	7,785.4	7,723.4	8,158.9	7,610.5	7,690.4	7,503.7	7,576.0	**7,660.1**
	YTD Net Income	72.0	164.8	588.8	732.6	121.9	218.6	320.4	**400.9**
ALMACENADORA BITAL	Total Assets	139.3	136.6	137.6	135.4	136.5	140.1	143.5	**137.7**
(Consolidated)	Total Equity	127.3	128.1	108.5	107.8	107.8	108.2	109.3	**108.4**
	YTD Net Income	1.4	2.3	2.5	1.7	0.9	1.4	2.5	**1.6**
CASA DE BOLSA BITAL	Total Assets	1,230.8	1,989.3	1,002.4	625.4	1,004.2	625.0	755.5	**604.1**
(Consolidated)	Total Equity	158.0	135.8	141.2	143.7	147.6	152.5	150.0	**143.8**
	YTD Net Income	4.9	3.9	9.0	8.4	2.1	8.7	7.5	**1.4**
FIANZAS MEXICO BITAL	Total Assets	711.2	649.1	644.4	632.1	616.7	646.3	650.9	**663.1**
	Total Equity	214.3	212.5	214.4	225.2	237.0	246.0	247.8	**253.0**
	YTD Net Income	3.7	1.0	2.9	11.8	12.0	20.9	22.7	**28.3**
SEGUROS BITAL	Total Assets	1,516.5	1,588.7	1,660.6	785.8	975.9	962.8	1,078.2	**1,063.2**
	Total Equity	1,248.3	1,252.3	1,273.6	394.7	404.7	477.5	462.4	**497.5**
	YTD Net Income	101.7	113.4	157.5	(3.1)	10.9	16.6	76.1	**45.1**

CONSOLIDATED BALANCE SHEET

GRUPO FINANCIERO BITAL, S.A. DE C.V.

Paseo de la Reforma 243, 06500 México D.F.

Millions of December 31, 2001, Constant Pesos

	2000 Mar. 31	Jun. 30	Sep. 30	Dec. 31	2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31
ASSETS								
FUNDS AVAILABLE	**31,873.9**	**23,319.1**	**27,005.2**	**45,324.9**	**32,077.2**	**42,390.5**	**46,749.8**	**49,948.7**
FINANCIAL INSTRUMENTS	**26,504.1**	**38,220.8**	**29,610.3**	**7,773.1**	**10,795.8**	**6,363.0**	**5,922.2**	**15,682.0**
Trading securities	16,601.1	28,318.8	21,169.0	2,224.3	5,619.9	1,868.4	1,680.6	**11,707.5**
Available-for-sale securities	2,888.2	2,959.1	1,714.5	2,290.4	1,893.0	1,237.0	957.3	**779.1**
Securities held-to-maturity	7,014.8	6,942.9	6,726.8	3,258.5	3,282.8	3,257.7	3,284.3	**3,195.4**
SECURITIES AND DERIVATIVE OPERATIONS	**94.6**	-	**24.2**	**325.7**	**419.1**	**194.9**	**81.6**	**46.4**
Repurchase agreements	91.9	-	21.8	323.7	415.5	194.9	81.6	**46.3**
Derivative transactions	2.7	-	2.5	2.0	3.6	-	-	**0.1**
CURRENT LOANS								
Commercial loans	22,582.7	22,973.8	21,770.9	22,203.7	20,860.1	21,069.3	20,446.6	**21,839.2**
Loans to financial intermediaries	1,121.5	1,157.1	830.1	797.4	698.7	687.4	662.4	**698.0**
Consumer loans	2,359.4	2,658.9	3,206.2	3,978.4	4,952.6	5,499.2	6,262.7	**7,327.1**
Housing loans	9,000.1	8,660.7	8,014.2	7,596.2	7,720.1	7,730.4	7,721.2	**7,592.1**
Loans to government entities	6,486.5	6,871.3	6,999.1	5,649.9	3,561.3	3,106.3	2,746.5	**3,404.3**
Loans to Fobaproa or IPAB	19,176.0	19,202.2	19,182.6	19,176.4	19,385.1	19,298.3	19,256.9	**19,017.2**
TOTAL CURRENT LOANS	60,726.2	61,523.9	60,003.0	59,402.1	57,177.9	57,390.9	57,096.3	**59,877.8**
NON-PERFORMING LOANS								
Commercial loans	3,693.2	3,835.9	3,674.5	2,830.3	2,686.0	2,559.9	2,664.9	**2,513.0**
Loans to financial intermediaries	6.0	6.0	8.5	11.3	8.4	10.6	10.5	**10.1**
Consumer loans	752.2	814.1	783.0	807.2	1,118.2	1,197.3	1,238.7	**1,376.6**
Housing loans	2,545.5	2,156.0	706.0	845.4	690.6	435.4	565.1	**564.2**
Loans to government entities	0.1	0.5	0.2	0.2	0.2	9.6	0.1	**0.1**
Immediate collection, remittances and overdrafts	32.3	46.2	66.2	57.0	87.2	73.5	40.9	**58.1**
TOTAL NON-PERFORMING LOANS	7,029.3	6,858.7	5,238.4	4,551.3	4,590.6	4,286.2	4,520.3	**4,522.1**
TOTAL LOAN PORTFOLIO	67,755.5	68,382.7	65,241.4	63,953.4	61,768.5	61,677.1	61,616.6	**64,399.9**
Minus: Allowance for loan losses	(6,064.1)	(5,489.0)	(5,290.9)	(4,664.1)	(4,948.5)	(5,040.8)	(5,308.7)	**(5,372.4)**
NET LOAN PORTFOLIO	**61,691.4**	**62,893.6**	**59,950.5**	**59,289.3**	**56,820.0**	**56,636.3**	**56,307.9**	**59,027.5**
OTHER ACCOUNTS RECEIVABLE	**4,703.9**	**5,608.8**	**6,673.0**	**3,290.5**	**3,585.4**	**3,150.7**	**3,060.5**	**3,340.0**
FORECLOSED ASSETS	**559.0**	**576.1**	**620.7**	**589.3**	**634.5**	**770.3**	**782.7**	**694.0**
PROPERTY, FURNITURE AND EQUIPMENT, NET	**4,581.6**	**4,431.8**	**4,235.3**	**4,087.1**	**3,903.0**	**3,853.5**	**3,726.6**	**3,648.7**
LONG-TERM INVESTMENTS IN EQUITY SECURITIES	**1,057.2**	**1,052.4**	**734.4**	**633.4**	**650.0**	**692.9**	**688.8**	**704.2**
DEFERRED TAXES	**2,474.0**	**2,547.7**	**2,527.7**	**2,701.8**	**2,627.2**	**2,466.3**	**2,555.4**	**2,443.6**
OTHER ASSETS	**984.2**	**931.7**	**880.6**	**836.2**	**902.3**	**881.4**	**773.2**	**665.7**
Other assets, deferred charges and intangibles	46.4	43.3	41.5	46.5	161.9	190.4	131.5	**73.4**
Unamortized risk coverage on UDI housing loans	937.8	888.4	839.1	789.7	740.4	691.0	641.7	**592.3**
TOTAL ASSETS	**134,524.0**	**139,581.9**	**132,261.8**	**124,851.4**	**112,414.4**	**117,400.0**	**120,648.6**	**136,201.0**

CONSOLIDATED BALANCE SHEET (Continued)

GRUPO FINANCIERO BITAL, S.A. DE C.V.

Paseo de la Reforma 243, 06500 México D.F.

Millions of December 31, 2001, Constant Pesos

	2000 Mar. 31	Jun. 30	Sep. 30	Dec. 31	2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31
LIABILITIES								
DEPOSITS	**103,770.6**	**99,203.6**	**97,954.9**	**98,468.7**	**90,147.1**	**95,007.9**	**95,552.9**	**112,138.1**
Demand deposits	51,506.3	54,269.1	53,642.5	60,496.2	53,979.3	56,228.8	56,840.4	**68,799.6**
Time deposits	52,199.2	44,934.5	44,312.4	37,972.5	36,167.8	38,779.0	38,712.5	**43,338.6**
Bank bonds outstanding	65.1	-	-	-	-	-	-	-
BANK AND OTHER LOANS	**15,303.5**	**24,247.7**	**19,067.5**	**11,974.5**	**7,857.7**	**9,006.3**	**11,512.7**	**9,938.3**
On demand	-	-	**1,719.2**	-	-	**93.9**	**3,306.2**	**2,500.0**
Short term	**11,053.5**	**15,432.2**	**10,277.0**	**5,201.6**	**1,570.7**	**1,535.2**	**1,129.5**	**869.7**
Long term	**4,250.1**	**8,815.5**	**7,071.4**	**6,773.0**	**6,287.0**	**7,377.1**	**7,077.0**	**6,568.5**
SECURITIES AND DERIVATIVE TRANSACTIONS	**226.6**	**259.8**	**158.9**	**253.8**	**313.7**	**113.7**	**114.5**	**128.8**
Repurchase agreements	226.6	259.1	158.9	253.8	313.7	113.6	113.4	**128.8**
Securities deliverable in Repurchase agreements	-	-	-	-	-	-	-	-
Operations with derivative instruments	-	0.7	-	-	-	0.1	1.2	-
Derivative transactions	-	-	-	-	-	-	-	-
OTHER ACCOUNTS PAYABLE	**4,580.8**	**5,249.0**	**4,431.2**	**4,171.5**	**4,039.4**	**3,245.4**	**3,546.1**	**4,003.0**
Income tax and employee profit sharing payable	204.3	90.3	348.3	460.3	486.9	99.3	115.7	197.2
Sundry creditors and other Accts. payable	4,376.5	5,158.7	4,082.9	3,711.2	3,552.5	3,146.2	3,430.4	3,805.8
SUBORDINATED DEBENTURES OUTSTANDING	**1,683.9**	**1,729.0**	**1,635.5**	**1,628.3**	**1,579.3**	**1,552.2**	**1,538.5**	**1,510.9**
DEFERRED TAX	-	-	**20.1**	-	-	-	-	-
DEFERRED CREDITS	**1.7**	**1.3**	**13.5**	**14.8**	**34.3**	**173.7**	**20.9**	**29.1**
TOTAL LIABILITIES	**125,567.1**	**130,690.3**	**123,281.6**	**116,511.6**	**103,971.5**	**109,099.3**	**112,285.7**	**127,748.1**
STOCKHOLDERS' EQUITY								
PAID-IN CAPITAL	**10,203.8**	**10,167.9**	**10,126.4**	**10,065.3**	**10,022.0**	**9,987.7**	**9,966.9**	**9,929.4**
Capital stock	3,666.5	3,666.5	3,666.6	3,666.6	3,666.6	3,666.8	3,669.9	**3,674.5**
Additional paid-in capital	3,753.7	3,753.7	3,753.7	3,753.7	3,753.8	3,754.6	3,761.1	**3,770.4**
Mandatorily convertible subordinated debentures	2,783.6	2,747.7	2,706.1	2,645.0	2,601.7	2,566.3	2,535.9	**2,484.6**
CAPITAL GAINS	**(1,343.2)**	**(1,372.1)**	**(1,251.2)**	**(1,816.8)**	**(1,672.7)**	**(1,773.9)**	**(1,692.7)**	**(1,567.6)**
Capital reserves	242.1	277.1	277.1	277.1	277.1	277.1	298.3	**298.5**
Retained earnings	1,598.4	1,563.4	1,563.4	1,563.4	2,030.6	1,987.1	1,965.9	**1,965.9**
Surplus from mark-to-market of available-for-sale securities	-	-	-	-	-	-	-	-
Result from translation of foreign operations	-	-	-	-	-	-	-	-
Effect of valuation of subsidiaries and affiliates	-	-	-	-	-	-	-	-
Cumulative effect of restatement	(3,133.9)	(3,133.9)	(3,133.9)	(3,133.9)	(3,133.9)	(3,133.9)	(3,133.9)	**(3,133.9)**
Gains on non-monetary asset valuation	-	-	-	-	-	-	-	-
Gains on non-monetary permanent investments	(189.2)	(311.1)	(291.1)	(947.0)	(991.4)	(1,197.4)	(1,214.2)	**(1,187.3)**
Net income	139.4	232.4	333.2	423.6	144.9	293.2	391.2	**489.2**
Minority interest	**96.3**	**95.8**	**105.0**	**91.3**	**93.5**	**86.9**	**88.7**	**91.1**
TOTAL STOCKHOLDER'S EQUITY	**8,956.9**	**8,891.7**	**8,980.2**	**8,339.8**	**8,442.9**	**8,300.7**	**8,362.9**	**8,452.8**

CONSOLIDATED BALANCE SHEET (Continued)

GRUPO FINANCIERO BITAL, S.A. DE C.V.
Paseo de la Reforma 243, 06500 México D.F.

Millions of December 31, 2001, Constant Pesos

	2000 Mar. 31	Jun. 30	Sep. 30	Dec. 31	2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31
MEMORANDUM ACCOUNTS								
CUSTOMER POSITION ACCOUNTS								
Customer Bank balances	0.4	1.4	3.9	0.9	1.0	1.5	0.8	**1.0**
Customer transaction liquidation	(65.5)	4.4	(8.1)	(12.1)	(13.5)	(6.1)	66.6	**3.1**
Customer securities held in custody	39,845.9	28,662.6	30,466.5	28,529.5	30,928.7	34,248.6	29,044.5	**29,775.5**
Securities and notes held in guarantee	2,012.7	1,742.7	1,547.0	1,549.3	1,340.8	1,373.3	174.4	**142.5**
Calls (option strike price)	2.2	1.6	1.3	0.9	-	2.8	0.3	**1.1**
Third party investment-banking operations	127,280.2	130,594.6	130,260.6	109,011.4	107,222.5	99,468.7	13,120.0	**8,290.1**
TOTAL CUSTOMER POSITION ACCOUNTS	**169,075.8**	**161,007.3**	**162,271.2**	**139,079.9**	**139,479.4**	**135,088.9**	**42,406.6**	**38,213.3**
OTHER MEMORANDUM ACCOUNTS								
Retirement Savings Systems Funds (SAR)	2,206.6	2,268.7	2,361.8	2,385.6	2,533.8	2,530.3	2,611.9	**2,643.5**
Integrated loan portfolio	67,209.7	67,663.3	66,626.9	64,848.2	63,395.1	61,770.1	62,682.1	**65,116.3**
Other control accounts	322,174.0	379,315.0	370,932.6	290,217.1	197,970.9	203,696.8	205,437.6	**221,223.8**
TOTAL OTHER MEMORANDUM	**391,590.3**	**449,247.1**	**439,921.3**	**357,450.9**	**263,899.7**	**267,997.2**	**270,731.6**	**288,983.6**
COMPANY POSITION ACCOUNTS								
Guarantees granted	29.5	63.2	59.8	51.6	50.3	47.4	12.6	**48.7**
Irrevocable lines of credit granted	858.3	1,135.3	1,052.8	878.5	659.4	783.7	732.0	**664.3**
Goods in left in Trust	173,366.3	170,794.2	168,058.2	164,511.3	162,714.4	154,797.4	67,469.3	**35,769.8**
Goods in custody or management	414,553.4	407,800.1	409,500.7	379,937.5	396,861.8	387,921.8	393,350.9	**395,592.1**
Commitments with Fobaproa	13,107.7	12,987.9	12,665.5	12,272.3	12,166.1	11,810.7	11,797.2	**11,422.1**
Commitments from derivatives	14,354.6	17,379.0	5,213.3	3,975.5	7,425.5	237.0	1,677.4	**2,181.7**
Outstanding CD's	983.1	985.9	840.0	688.3	679.2	783.4	791.3	**818.3**
Shares held in custody	1,240.7	1,221.8	1,196.5	1,153.1	1,142.5	1,137.8	1,125.0	**1,119.2**
Contingency Fund obligations	-	-	-	-	-	-	-	**-**
Other contingent obligations	7,371.0	7,773.7	8,420.8	8,024.1	7,897.4	7,955.4	8,155.2	**7,887.5**
TOTAL COMPANY POSITION ACCOUNTS	**625,864.5**	**620,141.0**	**607,007.7**	**571,492.1**	**589,596.6**	**565,474.5**	**485,111.1**	**455,503.7**
REPURCHASE AGREEMENT OPERATIONS								
Reverse Repos								
Receivable	58,571.7	62,245.0	66,311.9	58,411.6	69,318.9	69,571.2	70,095.1	**67,640.7**
Payable	58,682.9	62,476.5	66,467.0	58,087.9	68,901.9	69,371.6	70,012.6	**67,764.1**
TOTAL	**(111.2)**	**(231.5)**	**(155.1)**	**323.7**	**416.9**	**199.6**	**82.5**	**(123.4)**
Repos								
Payable	1,292.9	5,147.4	8,159.5	4,398.1	14,831.7	10,021.7	14,465.2	**23,675.3**
Receivable	1,321.2	5,158.4	8,111.0	4,651.9	15,140.1	10,343.3	14,579.5	**23,634.3**
TOTAL	**(28.3)**	**(11.0)**	**48.5**	**(253.8)**	**(308.5)**	**(321.6)**	**(114.3)**	**41.0**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the period between December 31, 2000 and December 31, 2001

GRUPO FINANCIERO BITAL, S.A. DE C.V.
Paseo de la Reforma 243, 06500 México D.F.

Millions of December 31, 2001, Constant Pesos

	PAID-IN CAPITAL			EARNED CAPITAL								
	Capital Stock	Additional paid-in capital	Mand. Conv. Subord. Debt.	Capital Reserves	Retained Earnings	Surplus from available-for-sale securities	Result from translation of foreign operations	Cummula-tive effect of restate-ment	Valuatoin of non-monetary valuation of permanent investment	Net Income	Minority Interest	Total Stock-holders' Equity
Balance as of December 31, 2000	**3,666.6**	**3,753.8**	**2,645.0**	**277.1**	**1,563.4**	**-**	**-**	**(3,133.9)**	**(947.0)**	**423.6**	**86.9**	**8,335.5**
MOVEMENTS DERIVED FROM STOCKHOLDERS'S DECISION												
Conversion of debentures into shares	7.9	16.6	(25.8)	-	-	-	-	-	-	-	-	(1.3)
Transfer of net income from previous year	-	-	-	-	423.6	-	-	-	-	(423.6)	-	-
Capital Reserves	-	-	-	21.4	(21.2)	-	-	-	-	-	-	0.2
Total	**7.9**	**16.6**	**(25.8)**	**21.4**	**402.4**	**-**	**-**	**-**	**-**	**(423.6)**	**-**	**(1.1)**
MOVEMENTS DERIVED FROM THE OPERATION												
Interest provisions for debentures	-	-	10.3	-	-	-	-	-	-	-	-	10.3
Interest paid for debentures	-	-	(18.5)	-	-	-	-	-	-	-	-	(18.5)
Net income	-	-	-	-	-	-	-	-	-	489.2	-	489.2
Total	**-**	**-**	**(8.2)**	**-**	**-**	**-**	**-**	**-**	**-**	**489.2**	**-**	**481.0**
MOVEMENTS DERIVED FROM THE RECOGNITION OF CERTAIN ACCOUNTING PRINCIPLES												
Valuation of non-monetary assets	-	-	-	-	-	-	-	-	(240.3)	-	-	(240.3)
Minority interest	-	-	-	-	-	-	-	-	-	-	4.2	4.2
Recognition of inflation in financial information:												
- Restatement of equity accounts	-	-	(126.5)	-	-	-	-	-	-	-	-	(126.5)
Total	**-**	**-**	**(126.5)**	**-**	**-**	**-**	**-**	**-**	**(240.3)**	**-**	**4.2**	**(362.6)**
Balance as of December 31, 2001	**3,674.5**	**3,770.4**	**2,484.6**	**298.5**	**1,965.9**	**-**	**-**	**(3,133.9)**	**(1,187.3)**	**489.2**	**91.1**	**8,452.8**

GRUPO FINANCIERO BITAL

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL SITUATION
For the period between December 31, 2000 and December 31, 2001

GRUPO FINANCIERO BITAL, S.A. DE C.V.
Paseo de la Reforma 243, 06500 México D.F.

Millions of December 31, 2001, Constant Pesos

OPERATIONS	
Net income (loss)	489.2
Items in net income that did not generate or require cash:	
Depreciation and amortization	759.5
Loan loss provisions	3,211.7
Provisions for debentures	117.9
Surplus (deficit) from mark-to-market	171.5
Deferred income tax and employee profit sharing	133.5
Decrease in minority interest	-
Equity in undistributed income from subsidiaries	(105.2)
Restatement effects	-
Provision for income tax and profit sharing	2.4
	4,780.6
Increase (decrease) of items related to the operation:	
Increase in deposits, money counter & interbank funding	13,668.4
Increase in interbank loans	(273.1)
Amortization of interbank loans	(1,763.3)
Increase in loan portfolio	(2,949.3)
Decrease in financial instrument treasury transactions	(7,926.0)
Decrease in other accounts receivable and payable, net	(472.0)
Effect of restatement of net income from pervious years	0.2
Decrease of minority interest	(0.2)
Net resources generated by operations	**5,065.4**
FINANCING ACTIVITIES	
Subordinated debentures issued	(117.4)
Amortization of subordinated debentures	(160.5)
Paid-in capital	24.4
Net resources generated by financing activities	**(253.4)**
INVESTMENT ACTIVITIES	
Sale of fixed assets and long-term investments	(391.4)
Increase in deferred assets	202.8
Net resources generated by investment activities	**(188.7)**
Net increase in funds available	**4,623.3**
Funds available at beginning of the year	45,325.4
Funds available as of September 30, 2000	**49,948.7**

GRUPO FINANCIERO BITAL

GRUPO FINANCIERO BITAL, S.A. DE C.V.
Paseo de la Reforma 243, 06500 México D.F.

MANDATORILY CONVERTIBLE SUBORDINATED DEBENTURES

ISSUER: KEY NAME: OFFERING PERIOD: ISSUING PRICE: STARTING DATE: TERM:	Grupo Financiero Bital GFBITAL 95L September 18 & 19, 1995 MXP 100.00 September 19, 1995 2,576 days equivalent to 92 periods of 28 days	Series "L" convertible debentures for an amount of MXP 600,000 with nominal face value of MXP 100, with a duration of seven years. Interest is payable every 28 days. Interest rate is TIIE (31 day) or CETES (360 day) plus 1.5
ISSUER: KEY NAME: OFFERING PERIOD: ISSUING PRICE: STARTING DATE: TERM:	Grupo Financiero Bital GFBITAL95A-D y GFBITAL95B-D September 27 y 28, 1995 US$ 1000.00 Dollars September 28, 1995 7 years and 79 days	Series "A" an "B" convertible debentures for an amount of US$ 200 million, with nominal face value of US$ 1,000 divided in two series: 102,000 titles of Series "A" and 98,000 titles of Series "B", both with a duration of seven years. Interest is payable quarterly and priced at Libor (3 months) plus 6.0 for the first and second years, Libor plus 4.0 for the third and fourth year and Libor plus 3.0 remainder of the duration, or priced at the average rates of the Mexican Government Debt Bonds issued in Europe plus 1.0. The conversion factor will be at book value at the date of conversion. The exchange rate is fixed at MXP 7.50, while the devaluatory effect generated by the debentures is paid quarterly and is determined by applying the exchange rate at the end of the month.
ISSUER: KEY NAME: OFFERING PERIOD: ISSUING PRICE: STARTING DATE: TERM:	Grupo Financiero Bital GFBITAL 96L November 5 y 6, 1996 MXP 100.00 November 6, 1996 2,576 days equivalent to 92 periods of 28 days	Series "L" convertible debentures for an amount of MXP 400,000 with nominal face value of MXP 100, with a duration of seven years. Interest is payable every 28 days. Interest rate is TIIE (31 day) or CETES (360 day) plus 1.5

GRUPO FINANCIERO BITAL

CONSOLIDATED BALANCE SHEET

Including its subsidiaries and UDI trusts

Millions of December 31, 2001, Constant Pesos

BITAL / BANCO INTERNACIONAL, S.A.
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO BITAL
Paseo de la Reforma 156, 06600 México D.F.

	2000				*2001*			
	Mar. 31	*Jun. 30*	*Sep. 30*	*Dec. 31*	*Mar. 31*	*Jun. 30*	*Sep. 30*	**Dec. 31**
ASSETS								
FUNDS AVAILABLE	**31,872.7**	**23,318.9**	**27,003.9**	**45,324.6**	**32,077.1**	**42,390.6**	**46,749.7**	**49,948.6**
FINANCIAL INSTRUMENTS	**26,405.4**	**38,126.1**	**29,524.3**	**7,602.3**	**10,625.2**	**6,253.2**	**5,809.3**	**15,567.1**
Trading securities	16,512.9	28,235.8	21,096.8	2,053.4	5,449.3	1,758.6	1,567.7	**11,592.6**
Available-for-sale securities	2,877.7	2,947.4	1,700.6	2,290.4	1,893.0	1,237.0	957.3	**779.1**
Securities held-to-maturity	7,014.8	6,942.9	6,726.8	3,258.5	3,282.8	3,257.7	3,284.3	**3,195.4**
SECURITIES AND DERIVATIVE OPERATIONS	**94.6**	-	**24.7**	**325.7**	**419.1**	**194.9**	**81.6**	**46.2**
Repurchase agreements	91.9	-	22.2	323.7	415.5	194.9	81.6	**46.2**
Operations that represent loans with collateral	-	-	-	-	-	-	-	-
Securities receivable in loan operations	-	-	-	-	-	-	-	-
Derivative transactions	2.7	-	2.5	2.0	3.6	-	-	**0.1**
CURRENT LOANS								
Commercial loans	22,583.3	22,973.8	21,770.9	22,203.8	20,860.2	21,069.3	20,447.0	**21,839.7**
Loans to financial intermediaries	1,121.5	1,157.1	830.1	797.4	698.7	687.4	662.4	**698.0**
Consumer loans	2,359.4	2,658.9	3,206.2	3,978.4	4,952.6	5,499.2	6,262.7	**7,327.1**
Housing loans	9,000.1	8,660.7	8,014.2	7,596.2	7,720.1	7,730.4	7,721.2	**7,592.1**
Loans to government entities	6,486.5	6,871.3	6,999.1	5,649.9	3,561.3	3,106.3	2,746.5	**3,404.3**
Loans to Fobaproa or IPAB	19,176.0	19,202.2	19,182.6	19,176.4	19,385.1	19,298.3	19,256.9	**19,017.2**
TOTAL CURRENT LOANS	60,726.8	61,524.0	60,003.0	59,402.3	57,178.0	57,391.0	57,096.8	**59,878.3**
NON-PERFORMING LOANS								
Commercial loans	3,693.2	3,835.9	3,674.5	2,830.3	2,686.0	2,559.9	2,664.9	**2,513.0**
Loans to financial intermediaries	6.0	6.0	8.5	11.3	8.4	10.6	10.5	**10.1**
Consumer loans	752.2	814.1	783.0	807.2	1,118.2	1,197.3	1,238.7	**1,376.6**
Housing loans	2,545.5	2,156.0	706.0	845.4	690.6	435.4	565.1	**564.2**
Loans to government entities	0.1	0.5	0.2	0.2	0.2	9.6	0.1	**0.1**
Immediate collection, remittances and overdrafts	32.3	46.2	66.2	57.0	87.2	73.5	40.9	**58.1**
TOTAL NON-PERFORMING LOANS	7,029.3	6,858.7	5,238.4	4,551.3	4,590.6	4,286.2	4,520.3	**4,522.1**
TOTAL LOAN PORTFOLIO	67,756.1	68,382.7	65,241.4	63,953.5	61,768.6	61,677.2	61,617.1	**64,400.4**
Minus: Allowance for loan losses	(6,064.1)	(5,489.0)	(5,290.9)	(4,664.1)	(4,948.5)	(5,040.8)	(5,308.7)	**(5,372.4)**
NET LOAN PORTFOLIO	**61,692.0**	**62,893.7**	**59,950.5**	**59,289.5**	**56,820.1**	**56,636.4**	**56,308.3**	**59,028.0**
OTHER ACCOUNTS RECEIVABLE	**3,605.4**	**3,744.0**	**5,787.9**	**2,792.5**	**2,711.0**	**2,674.4**	**2,434.9**	**2,878.6**
FORECLOSED ASSETS	**558.5**	**575.6**	**620.2**	**589.3**	**634.5**	**770.3**	**782.7**	**694.0**
PROPERTY, FURNITURE AND EQUIPMENT, NET	**4,469.8**	**4,321.8**	**4,122.1**	**3,975.8**	**3,792.9**	**3,744.8**	**3,619.6**	**3,543.1**
LONG-TERM INVESTMENTS IN EQUITY SECURITIES	**138.7**	**142.5**	**154.9**	**147.5**	**145.7**	**142.7**	**146.6**	**137.6**
DEFERRED TAXES	**2,449.1**	**2,520.4**	**2,497.0**	**2,689.1**	**2,593.2**	**2,452.5**	**2,553.9**	**2,439.5**
OTHER ASSETS	**968.2**	**915.6**	**869.5**	**814.4**	**877.4**	**864.0**	**754.2**	**645.9**
Other assets, deferred charges and intangibles	30.4	27.2	30.5	24.7	137.0	173.0	112.5	**53.6**
Unamortized risk coverage on UDI housing loans	937.8	888.4	839.1	789.7	740.4	691.0	641.7	**592.3**
TOTAL ASSETS	**132,254.5**	**136,558.6**	**130,555.1**	**123,550.7**	**110,696.1**	**116,124.0**	**119,240.8**	**134,928.7**

CONSOLIDATED BALANCE SHEET (Continued)
Including its subsidiaries and UDI trusts

BITAL / BANCO INTERNACIONAL, S.A.
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO BITAL
Paseo de la Reforma 156, 06600 México D.F.

Millions of December 31, 2001, Constant Pesos

	2000 Mar. 31	Jun. 30	Sep. 30	Dec. 31	2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31
LIABILITIES								
DEPOSITS	**103,771.1**	**99,204.0**	**97,955.3**	**98,469.8**	**90,147.5**	**95,011.5**	**95,558.4**	**112,140.5**
Demand deposits	51,506.8	54,269.5	53,642.9	60,497.3	53,979.8	56,232.5	56,845.9	**68,801.9**
Time deposits	52,199.2	44,934.5	44,312.4	37,972.5	36,167.8	38,779.0	38,712.5	**43,338.6**
Bank bonds outstanding	65.1	-	-	-	-	-	-	-
BANK AND OTHER LOANS	**15,303.5**	**24,247.7**	**19,067.5**	**11,974.5**	**7,857.7**	**9,006.3**	**11,512.7**	**9,938.3**
On demand	-	-	1,719.2	-	-	93.9	3,306.2	**2,500.0**
Short term	11,053.5	15,432.2	10,277.0	5,201.6	1,570.7	1,535.2	1,129.5	**869.7**
Long term	4,250.1	8,815.5	7,071.4	6,773.0	6,287.0	7,377.1	7,077.0	**6,568.5**
SECURITIES AND DERIVATIVE TRANSACTIONS	**226.6**	**259.8**	**159.3**	**253.8**	**313.7**	**113.7**	**114.5**	**128.8**
Repurchase agreements	226.6	259.1	159.3	253.8	313.7	113.6	113.3	**128.8**
Securities deliverable in Repurchase agreements	-	-	-	-	-	-	-	-
Operations with derivative instruments	-	-	-	-	-	-	-	-
Derivative transactions	-	0.7	-	-	-	0.1	1.2	-
OTHER ACCOUNTS PAYABLE	**3,482.9**	**3,393.7**	**3,565.2**	**3,600.7**	**3,094.7**	**2,766.3**	**2,928.4**	**3,539.5**
Income tax and employee profit sharing payable	169.5	72.6	297.2	359.9	386.3	75.9	105.8	**187.5**
Sundry creditors and other Accts. payable	3,313.4	3,321.1	3,268.0	3,240.8	2,708.4	2,690.3	2,822.6	**3,352.0**
SUBORDINATED DEBENTURES OUTSTANDING	**1,683.9**	**1,729.0**	**1,635.5**	**1,628.3**	**1,579.3**	**1,552.2**	**1,538.5**	**1,510.9**
DEFERRED TAX	-	-	-	-	-	-	-	**(2.2)**
DEFERRED CREDITS	**1.1**	**1.0**	**13.2**	**13.0**	**12.7**	**170.3**	**12.4**	**12.8**
TOTAL LIABILITIES	**124,469.1**	**128,835.2**	**122,396.2**	**115,940.2**	**103,005.7**	**108,620.3**	**111,664.8**	**127,268.6**
STOCKHOLDERS' EQUITY								
PAID-IN CAPITAL	**5,580.8**	**5,544.9**	**5,503.4**	**5,479.3**	**5,436.0**	**5,401.7**	**5,380.8**	**5,343.3**
Capital stock	1,461.0	1,461.0	1,461.0	1,464.9	1,464.9	1,465.0	1,466.4	**1,468.4**
Additional paid-in capital	1,336.3	1,336.3	1,336.3	1,369.4	1,369.4	1,370.4	1,378.6	**1,390.4**
Mandatorily convertible subordinated debentures	2,783.6	2,747.7	2,706.1	2,645.0	2,601.7	2,566.3	2,535.9	**2,484.6**
CAPITAL GAINS	**2,204.5**	**2,178.5**	**2,655.5**	**2,131.2**	**2,254.4**	**2,102.0**	**2,195.2**	**2,316.7**
Capital reserves	3,204.4	3,734.5	3,734.5	3,067.4	3,067.4	3,770.7	3,770.7	**3,770.7**
Retained earnings	530.0	(24.6)	(24.6)	(24.6)	699.0	(120.3)	(110.6)	**(110.6)**
Surplus from mark-to-market of available-for-sale securities	53.6	(35.1)	33.6	43.4	26.4	(12.6)	(34.9)	**(4.2)**
Result from translation of foreign operations	13.4	12.0	12.6	12.0	11.7	12.6	11.8	**12.2**
Cumulative effect of restatement	(1,955.8)	(2,094.9)	(2,298.5)	(2,419.0)	(1,729.6)	(2,697.6)	(2,728.7)	**(2,807.9)**
Gains on non-monetary asset valuation								
Valuation of fixed assets	182.9	321.5	498.2	608.6	74.2	743.9	805.2	**879.5**
Valuation of permanent investments	103.9	100.3	111.0	110.9	(16.5)	186.6	161.3	**176.1**
Adjustments to retirement fund obligations	-	-	-	-	-	-	-	-
Net income	72.0	164.8	588.8	732.6	121.9	218.6	320.4	**400.9**
Minority interest	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
TOTAL STOCKHOLDER'S EQUITY	**7,785.4**	**7,723.4**	**8,158.9**	**7,610.5**	**7,690.4**	**7,503.7**	**7,576.0**	**7,660.1**

CONSOLIDATED BALANCE SHEET (Continued)
Including its subsidiaries and UDI trusts

BITAL / BANCO INTERNACIONAL, S.A.
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO BITAL
Paseo de la Reforma 156, 06600 México D.F.

Millions of December 31, 2001, Constant Pesos

	2000 Mar. 31	Jun. 30	Sep. 30	Dec. 31	2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31
MEMORANDUM ACCOUNTS								
Guarantees granted	29.5	63.2	59.8	51.6	50.3	47.4	12.6	**48.7**
Other contingent obligations	7,369.4	7,772.0	8,420.1	8,023.1	7,896.4	7,953.8	8,154.0	**7,886.1**
Irrevocable lines of credit granted	858.3	1,135.3	1,052.8	878.5	659.4	783.7	732.0	**664.3**
Goods in Trust or mandate	173,366.3	170,794.2	168,058.2	164,511.3	162,714.4	154,797.4	67,469.3	**35,769.8**
Goods in custody or under administration	414,553.4	407,800.1	409,500.7	379,937.5	396,861.8	387,921.8	393,350.9	**395,592.1**
Third-party investment banking operations, net	127,280.2	130,594.6	130,260.6	109,011.4	107,222.5	99,468.7	13,120.0	**8,290.1**
Amounts committed in transactions with Fobaproa	13,107.7	12,987.9	12,665.5	12,272.3	12,166.1	11,810.7	11,797.2	**11,422.1**
Amounts contracted in derivative operations	14,354.6	17,379.0	5,213.3	3,975.5	7,425.5	237.0	1,677.4	**2,181.7**
Investments of the Retirement Savings System Funds	2,206.6	2,268.7	2,361.8	2,385.6	2,533.8	2,530.3	2,611.9	**2,643.5**
Integrated loan portfolio	67,209.7	67,663.3	66,626.9	64,848.2	63,395.1	61,770.1	62,682.1	**65,116.3**
Other control accounts	321,241.9	378,198.7	370,196.3	283,454.1	197,357.5	202,940.0	204,764.6	**220,544.7**
	1,141,577.5	**1,196,657.0**	**1,174,416.1**	**1,029,349.1**	**958,282.7**	**930,261.0**	**766,372.1**	**750,159.4**
Securities receivable under Repos	57,436.1	59,700.8	64,421.9	56,198.0	67,196.2	68,177.2	68,142.0	**65,727.5**
Less- Repurchase agreements	57,543.3	59,938.0	64,577.9	55,874.3	66,780.8	67,982.3	68,060.5	**65,856.2**
	(107.2)	**(237.2)**	**(155.9)**	**323.7**	**415.5**	**194.9**	**81.6**	**(128.8)**
Reverse repurchase agreements	153.3	2,608.9	6,270.4	2,183.7	12,710.5	8,835.7	12,618.6	**21,837.1**
Less- Securities deliverables under Repos	185.6	2,614.3	6,221.1	2,437.4	13,017.5	8,949.4	12,731.9	**21,790.9**
	(32.3)	**(5.3)**	**49.3**	**(253.8)**	**(307.0)**	**(113.6)**	**(113.3)**	**46.2**

BITAL / BANCO INTERNACIONAL

CONSOLIDATED INCOME STATEMENT

Including its subsidiaries and UDI trusts

Millions of December 31, 2001, Constant Pesos

BITAL / BANCO INTERNACIONAL, S.A.
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO BITAL
Paseo de la Reforma 156, 06600 México D.F.

	For the Quarter								*Year-to-Date*	
	1Q00	*2Q00*	*3Q00*	*4Q00*	*1Q01*	*2Q01*	*3Q01*	***4Q01***	*4Q00*	***4Q01***
Interest income	7,714.6	7,398.7	6,818.7	7,403.1	7,416.0	6,000.9	4,750.1	**4,341.8**	29,335.1	**22,508.8**
Interest expense	5,564.1	4,888.2	4,702.5	4,996.5	4,884.4	3,945.6	2,798.9	**2,510.2**	20,151.2	**14,139.1**
Monetary position (margin), net	106.8	51.1	58.4	67.1	27.9	30.3	17.1	**23.7**	283.3	**99.0**
NET INTEREST INCOME	2,257.3	2,561.6	2,174.5	2,473.7	2,559.5	2,085.6	1,968.4	1,855.3	9,467.2	8,468.7
Provisions	**569.3**	**725.0**	**525.6**	**605.3**	**931.8**	**937.4**	**738.8**	603.7	**2,425.3**	**3,211.7**
Loan loss provisions	401.6	461.6	294.4	379.9	676.3	701.0	555.9	**332.0**	1,537.5	**2,265.2**
Additional provisions for Banxico-UDI Trusts	-	66.0	8.6	0.0	-	-	-	-	74.6	-
Fobaproa note provisions	167.8	197.5	222.6	225.4	255.6	236.4	182.9	**271.6**	813.2	**946.5**
RISK-ADJUSTED NET INTEREST INCOME	1,688.0	1,836.6	1,648.9	1,868.4	1,627.6	1,148.2	1,229.6	1,251.6	7,041.9	5,257.0
Fee income	**780.9**	**868.4**	**883.9**	**965.4**	**852.0**	**970.9**	**986.7**	**970.5**	**3,498.7**	**3,780.1**
Account management	198.9	200.8	225.8	260.9	247.5	277.9	281.7	**268.9**	886.4	**1,076.0**
Service fees	582.0	667.7	658.1	704.6	604.5	693.0	705.0	**701.6**	2,612.4	**2,704.1**
Minus: Fees paid	**119.8**	**128.2**	**129.1**	**119.3**	**122.2**	**126.0**	**123.4**	**135.2**	**496.4**	**506.8**
Brokerage activities income	**466.1**	**(126.0)**	**385.6**	**155.2**	**399.7**	**722.1**	**216.2**	**306.4**	**880.9**	**1,644.4**
Foreign exchange operations	84.0	103.7	99.5	151.6	141.8	115.3	142.2	**113.8**	438.8	**513.1**
Securities trading	119.3	47.7	60.5	13.1	66.6	135.8	179.7	**58.6**	240.6	**440.8**
Unrealized gains on securities	323.8	(124.1)	171.8	26.5	167.5	497.6	18.2	**179.3**	398.0	**862.7**
Repurchase agreements	(61.0)	(153.4)	53.9	(36.0)	23.8	(26.6)	(124.0)	**(45.3)**	(196.6)	**(172.2)**
TOTAL OPERATING INCOME	2,815.3	2,450.7	2,789.4	2,869.7	2,757.2	2,715.2	2,309.0	2,393.3	10,925.2	10,174.6
Administrative and promotional expenses	**2,561.1**	**2,522.0**	**2,535.7**	**2,520.0**	**2,329.4**	**2,279.5**	**2,260.8**	**2,267.9**	**10,138.8**	**9,137.7**
Salaries	1,019.0	1,011.2	986.0	953.9	882.7	897.8	898.5	**950.6**	3,970.1	**3,629.7**
Administrative	1,320.3	1,293.1	1,334.2	1,352.0	1,255.6	1,190.7	1,177.2	**1,132.0**	5,299.6	**4,755.4**
Depreciation and amortization	221.8	217.7	215.5	214.1	191.1	191.0	185.1	**185.3**	869.0	**752.6**
NET OPERATING INCOME	254.2	(71.3)	253.7	349.7	427.7	435.7	48.2	125.3	786.4	1,036.9
Monetary Position, net (other)	37.1	50.9	44.6	174.2	14.2	65.9	70.1	**159.3**	306.9	**309.5**
Other income (expenses), net	211.1	44.4	232.8	224.2	195.2	305.8	92.5	**58.8**	712.5	**652.4**
NET INCOME BEFORE TAXES	80.3	(64.7)	65.6	299.7	246.7	195.8	25.8	225.8	380.8	694.0
Income tax and employee profit sharing	35.5	29.5	32.7	62.4	31.1	30.8	30.6	**89.7**	160.1	**182.1**
Deferred income tax	26.2	181.3	82.6	(213.2)	(94.8)	(72.7)	102.3	**(57.6)**	76.9	**(122.7)**
NET INCOME BEFORE SUBSIDIARIES	70.9	87.1	115.5	24.1	120.8	92.3	97.5	78.5	297.6	389.2
Undistributed income from subsidiaries	1.1	5.7	10.4	(0.0)	1.1	4.4	4.3	**1.9**	17.1	**11.7**
NET INCOME FROM CONTINUOUS OPERATIONS	72.0	92.8	125.9	24.0	121.9	96.7	101.8	80.5	314.8	400.9
Extraordinary items	-	-	298.0	119.8	-	-	-	-	417.9	-
Minority interest	-	-	-	0.0	0.0	0.0	(0.0)	**0.0**	0.0	**0.0**
NET INCOME (LOSS)	72.0	92.8	423.9	143.9	121.9	96.7	101.8	80.5	732.6	400.9

CONSOLIDATED STATEMENT OF CHANGES IN EQUTY
Including its subsidiaries and UDI trusts
For the period between December 31, 2000 and December 31, 2001
Millions of December 31, 2001, Constant Pesos

BITAL / BANCO INTERNACIONAL, S.A.
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO BITAL
Paseo de la Reforma 156, 06600 México D.F.

	PAID-IN CAPITAL			EARNED CAPITAL										
								Valuation of non-monetary assets						
	Capital stock	Additional paid-in capital	Mand. Conv. Subord. Debentures	Capital Reserves	Retained Earnings	Surplus (deficit) from valuation of available-for-sale securities	Net gains translation of foreign transactions	Valuation of fixed assets	Valuation of permanent investments	Cumulative effect of restatement	Adjustments to retirement fund obligations	Net income (loss)	Minority Interest	Total Stockholders' Equity
Balance as of March 31, 2000	**1,464.9**	**1,369.4**	**2,645.0**	**3,067.4**	**(24.6)**	**43.4**	**12.0**	**608.6**	**110.9**	**(2,419.0)**	**-**	**732.6**	**0.0**	**7,610.5**
MOVEMENTS DERIVED FROM STOCKHOLDERS' DECISIONS														
Transfer of net income from previous years	-	-	-	-	732.6	-	-	-	-	-	-	(732.6)	-	-
New shares	3.5	21.0	(25.8)	-	-	-	-	-	-	-	-	-	-	(1.3)
Provisions	-	-	-	703.4	(708.0)	-	-	-	-	-	-	-	-	(4.7)
Total	**3.5**	**21.0**	**(25.8)**	**703.4**	**24.6**	**-**	**-**	**-**	**-**	**-**	**-**	**(732.6)**	**-**	**(5.9)**
MOVEMENTS DERIVED FROM THE OPERATION														
Net income	-	-	-	-	-	-	-	-	-	-	-	**400.9**	-	**400.9**
MOVEMENTS DERIVED FROM THE RECOGNITION OF CERTAIN ACCOUNTING PRINCIPLES														
Accrued interest on debentures	-	-	(134.7)	-	-	-	-	-	-	-	-	-	-	(134.7)
Surplus (deficit) on valuation of trading securities	-	-	-	-	-	(47.5)	-	-	-	-	-	-	-	(47.5)
Valuation of non-monetary assets	-	-	-	-	-	-	-	270.9	65.1	(336.1)	-	-	-	-
Net gains translation of foreign transactions	-	-	-	-	-	-	0.2	-	-	-	-	-	-	0.2
Recognition of inflation in financial information:														
- Restatement of non-monetary assets	-	-	-	-	-	-	-	-	-	(52.8)	-	-	-	(52.8)
- Restatement of other items	-	-	-	-	(110.6)	-	-	-	-	-	-	-	-	(110.6)
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	(0.0)	(0.0)
Total	**-**	**-**	**(134.7)**	**-**	**(110.6)**	**(47.5)**	**0.2**	**270.9**	**65.1**	**(388.9)**	**-**	**-**	**(0.0)**	**(345.4)**
Balance as of December 31, 2001	**1,468.4**	**1,390.4**	**2,484.6**	**3,770.7**	**(110.6)**	**(4.2)**	**12.2**	**879.5**	**176.1**	**(2,807.9)**	**-**	**400.9**	**0.0**	**7,660.1**

BITAL / BANCO INTERNACIONAL

ESTADO CONSOLIDADO DE CAMBIOS EN LA SITUACION FINANCIERA
Including its subsidiaries and UDI trusts
For the period between December 31, 2000 and December 31, 2001

BITAL / BANCO INTERNACIONAL, S.A.
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO BITAL
Paseo de la Reforma 156, 06600 México D.F.

Millions of December 31, 2001, Constant Pesos

OPERATIONS	
Net income (loss)	400.9
Items in net income that did not generate or require cash:	
Depreciation and amortization	752.6
Loan loss provisions	3,211.7
Provisions for debentures	111.8
Surplus (deficit) from mark-to-market	172.2
Deferred income tax and employee profit sharing	122.7
Equity in undistributed income from subsidiaries	(8.2)
Decrease of minority interest	(0.0)
	4,763.6
Increase (decrease) of items related to the operation:	
Increase in deposits, money counter & interbank funding	13,670.7
Decrease in interbank funding	(273.0)
Amortization of interbank funding	(1,763.3)
Decrease in loan portfolio	(2,972.8)
Increase in financial instrument treasury transactions	(8,030.1)
Decrease in other accounts receivable and payable, net	(134.5)
Net resources generated by operations	**5,260.7**
FINANCING ACTIVITIES	
Subordinated debentures issued	(117.4)
Reduction or issuance of capital	24.5
Amortization of subordinated debentures	(134.7)
Foreign agencies changes in fiscal results	0.2
Dividends paid in cash	(25.8)
Changes in fiscal results of agencies abroad	-
Net resources generated by financing activities	**(253.1)**
INVESTMENT ACTIVITIES	
Acquisition (sale) of fixed assets and long-term investments	(354.5)
Increase in deferred assets	(29.0)
Increase in loans to employees	-
Net resources generated by investment activities	**(383.5)**
Net increase in funds available	4,624.1
Funds available at beginning of the year	45,324.6
Funds available as of June 30, 2000	49,948.6

BITAL / BANCO INTERNACIONAL

BITAL / BANCO INTERNACIONAL, S.A.

RISK-RATED LOANS
Millions of December 31, 2001, Constant Pesos

Risk	*%*	*Amount*	*% Provisioned*	*Amount*
A	44.58%	29,032.0	0.62%	178.6
B	11.19%	7,285.5	6.58%	479.2
C	5.44%	3,542.2	33.51%	1,187.0
D	1.86%	1,210.9	68.38%	828.0
E	3.90%	2,539.4	91.36%	2,320.0
Subtotal	66.97%	43,610.0		4,992.8
Plus:			Plus:	
Excepted loans	33.03%	21,506.3	Past due interests on current loans	325.7
Total loans	100.00%	65,116.3	Required provisions	5,318.5
			Existing allowance	5,372.4
			Excess	54.0

NOTES:
1. The accounting information relative to the loan portfolio corresponds to the monthly evaluation as of December 31, 2001, and is included with the financial statements of such date.
2. According to the rules for the rating of the loan portfolio, the Institution has to rate at least 80% of the total portfolio on an individual basis.
3. The risk-rated loan portfolio includes contingent operations shown in memorandum accounts.

RISK RATED LOANS BY LOAN TYPE
Millions of December 31, 2001, Constant Pesos

	Commercial Loans and Financial Entities		***Consumer and Credit Cards***		***Mortgages***		***Consolidated Total***	
	Loans	*Provisions*	*Loans*	*Provisions*	*Loans*	*Provisions*	*Loans*	*Provisions*
	48,378	**2,848**	**8,704**	**1,674**	**8,035**	**797**	**65,117**	**5,372**
"A"	20,865	133	5,632	28	2,526	18	29,023	179
"B"	2,040	178	1,333	133	3,907	168	7,280	479
"C"	1,969	693	245	110	1,290	384	3,504	1,187
"D"	517	387	327	242	285	200	1,129	829
"E"	1,282	1,258	1,067	1,061	-	-	2,349	2,319
Excepted (Federal Government)	21,506	-	-	-	-	-	21,506	-
Past due interest	199	199	100	100	27	27	326	326
Additional provisions								53

The Mexican Banking Association defined as problem loans those rated as "D" and "E", regardless weather they are in a current or non-performing status.

Due to improvements in the presentation of risk-rated loans, September 2001 figures for commercial loans were not published in BITAL's quarterly reports, hence they are presented in the following table.

RISK RATED LOANS – **Commercial Loans as of September 2001** Millions of Pesos

	Amount	*Provisions*
	45,712	**2,721**
"A"	18,650	122
"B"	1,988	171
"C"	1,556	554
"D"	565	379
"E"	1,887	1,319
Excepted (Federal Government)	21,066	
FX Revaluation		-23
Past due interest		199

LOAN PORTFOLIO BY CURRENC

Millions of December 31, 2001, Constant Pesos

	CURRENT LOANS					NON-PERFORMING			
	Commercial	*Financial Entities*	*Consumer*	*Mortgage*	*Government*	*Commercial*	*Financial Entities*	*Consumer*	*Mortgage*
Pesos	15,157	614	7,321	3,775	2,148	1,258	7	1,374	325
Dollars	6,335	84	6	3		972	3	3	
UDIS.B	350	0	0	3,814	1,256	283			239
TOTAL	21,842	698	7,327	7,592	3,404	2,513	10	1,377	564

SUPPORT PROGRAM

Millions of December 31, 2001, Constant Pesos

	1st Qtr. 2001		*2nd Qtr. 2001*		*3rd Qtr. 2001*		*4th Qtr. 2001*		
	Amount	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*	*Cost YTD*
Mortgage	4,497	47	4,291	58	4,198	45	4,052	40	190
Commercial	840	5	773	4	716	4	633	2	15
Government	1,292	17	1,279	15	1,268	16	1,256	11	59
Consumer	4	0	4	0	4	0	0	0	0
Total	6,633	68	6,347	78	6,185	65	5,941	53	264

Cost represents interests paid to Banxico for funding of support programs

INVESTMENTS IN SECURITIES

Millions of December 31, 2001, Constant Pesos

	2000				*2001*			
	Mar. 31	*Jun. 30*	*Sep. 30*	*Dec. 31*	*Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*
Tradable securities	**16,513**	**28,236**	**21,096**	**2,053**	**5,449**	**1,759**	**1,568**	**11,593**
Government securities	-	-	3	-	-	-	1	1
Industrial and commercial CDs	20	20	19	20	20	21	21	11
Bank bonds	13,814	25,549	18,697	-	3,640	57	-	10,416
Capital stock	1,355	1,383	1,136	1,043	862	846	739	449
Sovereign debt	1,131	1,125	1,066	990	928	833	806	716
Other	193	158	175	-	-	1	-	-
Available for sale securities	**2,877**	**2,948**	**1,701**	**2,291**	**1,893**	**1,237**	**957**	**779**
Industrial and commercial CDs	-	-	-	99	97	-	-	-
Debentures and other securities	2,415	2,486	1,241	1,834	1,409	1,232	953	774
Capital stock	462	462	460	358	387	5	5	5
Securities held to maturity	**7,015**	**6,943**	**6,727**	**3,259**	**3,283**	**3,258**	**3,284**	**3,195**
Sovereign debt	1,091	1,168	1,032	1,057	957	909	877	834
Commercial and industrial subordinated debt	79	33	32	32	2	2	2	2
Industrial and commercial CDs	146	144	142	17	17	-	-	-
Special Cetes (net)	1,694	1,734	1,766	1,615	1,777	1,852	1,886	1,870
Other debt instruments	4,004	3,864	3,755	539	531	495	520	490
TOTAL INVESTMENT IN SECURITIES	**26,405**	**38,127**	**29,525**	**7,603**	**10,625**	**6,253**	**5,809**	**15,567**

With respect to the third quarter of 2001, there is a MXP 9,758 Million increase due mainly to the investment in bank notes for MXP 10,418 Million and reductions due to: sale of Camesa shares for MXP 330 Million, sale of Brazilian government bonds for MXP 193 Million and foreign exchange fluctuations.

BROKERAGE ACTIVITIES

Millions of December 31, 2001, Constant Pesos

	2000 Mar. 31	Jun. 30	Sep. 30	Dec. 31	2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31
Securities trading	380	-72	193	54	198	567	65	222
Capital Stock trading	54	-4	46	-1	35	69	138	32
Mark-to-market of securities and capital stock	-106	-146	48	-35	23	-27	-123	-46
Mark-to-market of derivatives	48	-3	4	-1	1	-1	-1	0
Foreign currency trading	133	153	105	158	153	112	139	109
	509	-73	398	174	410	721	218	317

ECONOMIC VARIABLES

	2000 Mar. 31	Jun. 30	Sep. 30	Dec. 31	2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31
Consumer Price Index (1994=100)	317.595	322.495	327.910	336.596	340.381	343.694	348.042	351.418
Inflation for the quarter	2.81%	1.54%	1.68%	2.65%	1.12%	0.97%	1.27%	0.97%
Accumulated inflation	10.65%	8.97%	7.17%	4.40%	3.24%	2.25%	0.97%	0.00%
Exchange rate used (MXP/USD)	9.3015	9.8243	9.4459	9.6098	9.4933	9.0708	9.5098	9.1695
Value of the UDI (MXP/UDI)	2.755311	2.796183	2.843452	2.909158	2.948175	2.988269	3.012574	3.055273
Restatement Factor	1.108867	1.092658	1.074494	1.050226	1.036327	1.022422	1.014174	1.000000